Form 40-F
period 2002-12-31
ACETEX CORP
filed 2003-03-31
CIK 1002929

FORM 40-F

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

 December 31, 2002                 Commission File number

Acetex Corporation

(Exact name of Registrant as specified in its charter)

Alberta

1311

not applicable

(Province or other jurisdiction

(Primary Standard Industrial

(I.R.S. Employer

of incorporation or organization)

Classification Code Number)

Identification Number)

750 World Trade Centre

999 Canada Place

Vancouver, BC

Canada V6C 3E1

(604) 688-9600

(Address and telephone number of Registrant's

principal executive offices)

CT Corporation System

1633 Broadway

New York, New York 10019

U.S.A.

(212) 247-2882

(Name, address (including zip code) and

telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

none

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

 US $190  million principal amount of 10⅞% Senior Notes due 2009

For annual reports, indicate by check mark the information filed with this Form:

 [X]  Annual information form

[X]  Audited annual financial statements

The number of shares outstanding of the Registrant's common shares as of December 31, 2002 was 25,643,964.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes

82 -

No

X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

No

Disclosure Controls and Procedures

As of March 15, 2003, the Company's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2002.  Additionally, there has been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2002, including any corrective actions with regard to significant deficiencies and material weaknesses.

EXHIBIT LIST

		Form 40-F sequenced Page No.

1.	Annual information form dated March 27, 2003 for the year ended December 31, 2002	7

2.	Annual comparative consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, together with the auditor's report thereon	After Page 49

3.	Supplemental information and reconciliation with United States generally accepted accounting principles and auditors report thereon	After Page 49

.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

By:	Registrant: ACETEX CORPORATION "Donald K. Miller"
Name:	Donald K. Miller
Title:	Chief Financial Officer

Date:	March 27, 2003

* * * * *

CERTIFICATIONS

I, Brooke N. Wade, certify that:

1. I have reviewed this annual report on Form 40-F of Acetex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

"Brooke N. Wade"
Brooke N. Wade – Chairman & Chief Executive Officer

I, Donald K. Miller, certify that:

1. I have reviewed this annual report on Form 40-F of Acetex Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

"Donald K. Miller"
Donald K. Miller Chief Financial Officer

#

Annual Information Form

dated March 27, 2003

For the year ended December 31, 2002

ACETEX CORPORATION

750 World Trade Centre
999 Canada Place
Vancouver, B.C.
Canada
V6C 3E1

TABLE OF CONTENTS

Item 1

Incorporation

Item 2

General Development of the Business

Item 3

Narrative Description of the Business

Item 4

Selected Consolidated Financial Information

Item 5

Management Discussion and Analysis

Item 6

Market for Securities

Item 7

Directors and Officers

Item 8

Additional Information

CERTAIN REFERENCES

Effective February 9, 1995, Acetex Corporation acquired (the “Acquisition”) the outstanding shares of Acetex Chimie S.A. (“Acetex Chimie”) and Erkol S.A. (“Erkol”), both former subsidiaries of Rhône-Poulenc S.A. (“Rhône-Poulenc”), which operated certain of the acetic acid and acetic acid derivative businesses of Rhône-Poulenc located in France and Spain, respectively (the “Acquired Business”).  As used in this Report, unless the context otherwise indicates, a reference to “Acetex” or the “Company” refers to Acetex Corporation, an Alberta, Canada corporation, together with its direct and indirect subsidiaries and, for periods prior to the consummation of the Acquisition, the Acquired Business.  References to subsidiaries of the Company as “wholly owned” by the Company may in certain cases refer to a subsidiary the shares of which are partially held by a director or officer of the Company or of such subsidiary in order to comply with local law.

References to “tonnes” are to metric tonnes (equivalent in weight to 2,204.6 pounds) and, unless the context otherwise indicates, are given on a per annum basis.  References to “production capacity” at the Company’s facilities are to the Company’s estimates based on per day production capacity rates for the relevant facility multiplied by the number of days in a calendar year during which the relevant facility operates, adjusted for scheduled shutdowns.

References to “dollars”, “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars.  Unless otherwise indicated, any amounts herein expressed in a currency other than United States dollars that are parenthetically accompanied by a convenience translation into dollars have been translated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 27, 2003.  The Noon Buying Rate on March 27, 2003 was C$1.4673 per US$ and .1.0723 US$ per Euro.

Item 1

Incorporation

The Company is a holding company and was incorporated under the laws of Alberta, Canada on December 1, 1994 as 634071 Alberta Ltd.  On December 21, 1994, Articles of Amendment were filed wherein the name of the Company was changed to its present name.  The principal office of the Company is 750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, V6C 3E1, Canada.  The following diagram sets forth the corporate structure of the Company and certain of its subsidiaries (including jurisdictions of organization):

Unless otherwise indicated, the Company owns 100% of the outstanding share capital of each entity shown below (except for directors qualifying shares, where applicable).

<GRAPH>

Item 2

General Development of the Business

Brooke N. Wade, Chairman and Chief Executive Officer of Acetex, formed the Company in December, 1994 in order to consummate the Acquisition as a first step in developing Acetex.  The Acquired Business presented an opportunity to acquire a well-established acetic acid business with a strong market position in Europe.  Until October, 1994, Mr. Wade was President of Methanex, the world’s largest producer of methanol.

Acetex is a leading integrated European producer and distributor of acetic acid, vinyl acetate monomer (“VAM”), polyvinyl alcohol (“PVOH”) and other acetic acid derivatives, collectively referred to as “Acetyls”.  Acetyls are key chemical intermediates used in a wide variety of end use products, including paints, coatings, adhesives, beverage containers, detergents, textiles, pharmaceuticals and agrochemicals.  Based on reported capacity, Acetex is the second largest producer of acetic acid and the third largest producer of VAM in Europe and one of the lowest-cost manufacturers of Acetyls in Europe, where the Company has historically generated approximately 90% of its sales.  The Company attributes its favourable market position to (i) its low manufacturing costs stemming from its economies of scale and integrated manufacturing facilities, close proximity to its customers and natural gas supply, favourable methanol and natural gas supply contracts and technologically advanced production methods, (ii) its long-standing customer relationships and (iii) the reliable and cost-effective service it provides to its customers.  Acetex sells its products to over 450 customers, including large multi-national chemical companies, such as Rhodia, Atofina, BASF, Interquisa, and Dow.  Acetex has long standing relationships with its principal customers with approximately 90% of sales over the past three years to the same group of customers.  For the year ended December 31, 2002, Acetex generated sales of $205.5 million, net loss of $12.9 million and EBITDA (being operating earnings plus amortization) of $27.3 million.  See the further description of earnings calculated in accordance with generally accepted accounting principles and EBITDA on page 25 of this Annual Information Form.  The Company’s common stock is publicly traded on the Toronto Stock Exchange under the symbol “ATX”.

Item 3

Narrative Description of the Business

Industry and Competitive Overview

General

The Acetyls industry consists primarily of acetic acid and VAM but also includes other downstream acetic acid derivatives that are ultimately used in the production of water based paints and solvents, adhesives, paper, beverage containers and textiles.  Industry experts believe demand drivers for these products include general economic consumption, consumer preference for water-based interior paints as well as end use markets such as polyester fibres and textiles, plastic packing and pharmaceuticals.

Acetex estimates that, in 2002, European manufacturers produced approximately 1.1 million tonnes of acetic acid and 720,000 tonnes of VAM.  The table below displays acetic acid and VAM capacity and demand by geography for the year ended December 31, 2002:

	Acetic Acid				VAM
	Capacity		Demand		Capacity		Demand
	(In thousands of tonnes per year, except percentages)
North America	2,600	30%	2,010	27.9%	1,735	34%	1,230	28%
Western Europe	1,440	16.6%	1,550	21.5%	850	17%	930	21%
Eastern Europe	500	5.8%	200	2.8%	145	3%	100	2%
Asia & Pacific	3,980	45.9%	3,355	46.5%	2,245	44%	2,045	46%
Other	150	1.7%	100	1.4%	80	2%	145	3%
Total	8,670	100%	7,215	100%	5,055	100%	4,450	100%

Acetic Acid.

The acetic acid industry, as estimated by Acetex, is a $2.7 billion market based on 2002 global demand of approximately 7.2 million tonnes.  The global acetic acid industry is comprised of a limited number of producers, including Acetex, BP Chemicals Ltd. (“BP”), Celanese AG (“Celanese”), Kyodo Sakusan and Millennium.  The European market, which accounts for approximately 90% of Acetex’ revenues, represents approximately 22% of global demand.  The two largest producers in the European market, Acetex and BP, accounted for 86% of total European production in 2002. Chem Systems estimates that European acetic acid consumption will grow at an annual average rate of 2.7% through 2004, driven by an increased demand for products derived from acetic acid, including VAM, acetic anhydride, PET for beverage containers, and water based paints and solvents.

Acetic acid producers, such as Acetex, BP and Celanese, typically have integrated production processes that captively use acetic acid to produce VAM and other derivatives.  Acetic acid that has not been used by the producers’ captive processes is sold into the merchant market.  Acetic acid is traded globally primarily between the United States, currently a net exporter, and Europe, currently a net importer.

Europe has, in recent years, become more reliant on imports of acetic acid due to continued demand, limited capacity expansions, and the closure of old, high-cost facilities in the region.  For example, in 2000, Celanese closed two old plants in Germany, representing 16% of European capacity.  Industry experts expect a limited amount of new capacity to come online through 2004.  According to Chem Systems, global capacity is expected to grow 8.6% over this period while European capacity is likely to be further downsized with the likely closure of other high cost facilities.  As a result of increasing demand and limited additional capacity, Chem Systems expects that Europe will continue importing acetic acid in the near future.

According to Tecnon the average price of acetic acid in Europe 2002 was 5% lower than the 2001 average due to a strong supply balance during the first part of the year.  Longer term, Chem Systems expects that the absence of new supply will support price stability.

VAM.

Acetex estimates that the global market for VAM is approximately $2.8 billion, based on 2002 demand of approximately 4.5 million tonnes.  The global VAM market is comprised of a limited number of producers, including Acetex, Celanese, BP, Dairen, Dow, DuPont, and Millennium.  In 2002, European VAM capacity was approximately 850,000 tonnes, representing 17% of global production capacity.  Acetex, BP and Celanese represented 85% of VAM production capacity in Europe in 2002.  Chem Systems predicts that the growing demand for resins in automobile safety glass and water-based adhesives and paints, will increase VAM consumption, which is expected to grow at an average annual rate of approximately 3.5% through 2004.

Like the acetic acid market, certain large VAM producers have integrated methods that use VAM captively to produce polyvinyl acetate, PVOH and other acetic derivatives.  The balance of VAM is sold into the merchant market for third party use.  VAM is a global market in which the United States has  traditionally been a net exporter.  Europe has historically been a major net importer of VAM due to steady demand growth and limited new capacity in the region.  In 2001, BP started up its EuroVAM project in the U.K. and simultaneously closed an old, high-cost U.K. plant.  Furthermore, Enichem closed its 55,000 tonne VAM plant in Italy, which formerly supplied BP through a tolling agreement.  The net increase in capacity was therefore only 70,000 tonnes.

According to Chem Systems, there are no announced capacity increases in Europe through 2004.  As a result, demand growth is expected to continue to outpace production, which will require that European consumers import VAM from North America and Asia.

European average prices in 2002 were lower, according to Tecnon, by 10% compared to 2001 but improved through the year due to strong demand for VAM and its derivatives.  According to Chem Systems, strong demand for VAM, plant closures in Europe and limited new replacement supply are together expected to support price stability.

Acetic Acid Derivatives

PVOH.  Global sales in 2002 for PVOH were approximately $1.3 billion.  At December 31, 2002, the global demand for PVOH was approximately 820,000 tonnes.  The largest producers of PVOH include Acetex, Celanese, Chang Chung, DuPont, Kuraray and Nippon Gohsei.  Demand growth for PVOH is expected to be driven largely by increased consumption of polyvinyl butyral (“PVB”).  PVB is consumed in a variety of applications including primarily in the manufacture of laminated film for automobile safety glass.

Acetic anhydride.  Acetic anhydride was estimated to be a $600 million global market in 2000 based on production of approximately 800,000 tonnes according to Chem Systems.  Demand for acetic anhydride is driven by the production of cellulose acetate, pharmaceuticals (such as aspirin and acetaminophen), bleaching agents for detergents, dyes and agro-chemicals.  Acetic anhydride production accounts for 13.5% of the global market consumption of acetic acid.  Demand growth for acetic anhydride will be restrained by limited growth in cigarette filter tow and fibre and plastic applications.  According to Chem Systems, the acetic anhydride market is expected to grow at 1.3% per annum through 2004.

Acetate solvents.  The global market for acetate solvents was approximately $617 million in 2000.  These chemicals are water based and are used in inks, paints and coatings, and pharmaceuticals.  The demand for acetate solvents has gradually increased due to growing demand for environmentally friendly interior paints and coatings.

Purified terephthalic acid .  Of total acetic acid consumption, 18% is used as feedstock for the production of purified terephthalic acid (“PTA”).  The global PTA market was approximately $18.4 billion for 2000.  European producers accounted for 11% of the global market and produced 2.7 million tonnes.  PTA is used to make polyethylene terephthalate (“PET”) for not only beverage and household product packaging but also polyester fibre for carpeting.  Demand for PET is driven by its attractive environmental and cost profile, which has prompted beverage manufacturers to switch from glass to PET bottles for soft drinks and beer.  While PET production is the primary growth driver for PTA, it is also used in polyester textiles, engineering polymer production, polybutylene terephthalate and polytrimethylene terephthalate performance fibre.  Chem Systems anticipates that global demand for PTA will grow at an annual rate of 5.8% through 2004.

Competition

According to Chem Systems, the Acetyls industry consists of a limited number of high-volume producers, such as Celanese and BP, several medium sized producers, such as Acetex, Eastman, Daicel and Millennium, and a large number of small producers.  The industry is highly competitive, with competition primarily based on reliability of supply, including proximity to customers, process technology and price.  Competition in Europe is principally among acetic acid producers, BP, Acetex and Celanese.

Depending on market conditions, other producers also compete in Europe.  On a global basis, North American producers have historically been viewed as the lowest-cost acetic acid producers.  Due to the lower regional cost structure, North American prices for acetic acid and VAM have historically been lower than corresponding European prices.  European producers supplying the local market, however, benefit from lower transportation costs and duties levied on imports from the United States and Asia, which offset the cost advantage enjoyed by United States producers.  European producers typically have lower transportation costs due to their ability to supply product to customers directly, without transhipment through terminals or third parties.

The diagram below provides a summary of the major global end-uses of acetic acid in 2002:

<GRAPH>

Process Technology

The Monsanto Process is widely viewed as the lowest-cost acetic acid process technology and the forerunner of most advances in acetic acid technology today.  Under the Monsanto Process, acetic acid is produced through the carbonylation of methanol, a process whereby methanol is converted into methyl iodide and then reacted with carbon monoxide in the presence of a rhodium-halide catalyst.  Due to restricted access to the Monsanto Process, a number of acetic acid producers utilize other production technologies, the most common of which is acetaldehyde derived from ethylene or occasionally acetylene.  As the Monsanto Process is more efficient than these alternatives and the costs for methanol have historically been lower than costs for ethylene, producers using the Monsanto Process have been able to compete more effectively on the basis of price.  The Monsanto Company developed the Monsanto Process in the early 1970s and sold the related patents and know-how to BP in 1986.  Access to the Monsanto Process has been limited as BP has selectively licensed the technology to a limited number of producers.

The lack of cost-effective alternative process technologies has limited additional competition from producers desiring to enter the market.  In the markets where Acetex sells most of its products, its major competitors have access to the same Monsanto Process.  However, most of these competitors also have acetic acid production utilizing other generally higher cost processes.  A majority of the world’s acetic acid capacity is based on the Monsanto Process or enhancements.  The Company believes that most of the patents relating to the Monsanto Process have expired.  As a result, existing producers and other potential competitors may have access to the Monsanto Process for new and expanded facilities.  Furthermore, there is no evidence to suggest that the holders of the current technology are willing to license it to competitors.

Technical improvements to the Monsanto Process have been patented and applied by BP, Celanese, Acetex and others to their Monsanto-based acetic acid plants.  These changes, based on the use of different catalysts, generally increase the capacity of existing acetic acid plants, thereby reducing the fixed operating costs per tonne of acetic acid.

Other processes to make acetic acid are being developed and could be commercialized over the medium term according to Chem Systems.  These include processes based on ethane and butylene-rich petrochemical streams.

Acetic Acid, VAM and Methanol Prices

The prices for acetic acid and VAM are not publicly posted on a regular basis.  The majority of European acetic acid and VAM is sold on a quarterly contract price basis.  Supply contracts generally specify a minimum and a maximum volume.

The Rotterdam contract price is the main indicator of methanol prices for Europe.  This price is negotiated quarterly between major customers and suppliers in Europe.  Minimum and maximum volumes are generally specified in supply contracts.  Methanol is also sold on a spot price which is quoted on a daily basis.

Acetex’ Products

Acetex’ principal products are acetic acid and VAM which together represented more than 70% of the Company’s sales for 2002.  Acetex’ products also include acetic acid derivatives, namely acetic anhydride, polyvinyl alcohol and polyvinyl acetate.  The products are sold throughout Europe.  The following table sets forth certain production volume information relating to Acetex’ products:

	Year Ended December 31,
	1998	1999	2000	2001	2002	Production Facility
	(thousands of tonnes)
Acetic acid:
Total produced	352	358	360	386	377	Pardies Plant
Captive use (a)	185	188	171	175	152
VAM
Total produced	140	141	130	143	139	Pardies Plant
Tolled (b)	40	40	42	39	37	Celanese Iberica S.L. and Dairen, Taiwan
Captive use (a)	30	30	31	30	34
Acetic Anhydride						Rhodia’s Roussillon Facility
Tolled (b)	29	27	27	26	28	Acetex’ since July 2002
Polyvinyl Alcohol
Produced:	15	16	18	17	18	Tarragona and Guardo Plants
Polyvinyl Acetate
Produced:	1.0	0.8	0.6	0.7	2.2	Guardo & Roussillon Plant
Acetic Solvents (c)
Tolled (b)	35	34	14	12	--	Rhodia’s Melle and Pont-de-Claix Facilities

(a)

Represents the portion of acetic acid or VAM production, as the case may be, used as a feedstock in downstream production of the Company’s other products.

(b)

Represents toll manufacturing arrangements whereby the Company delivers acetic acid to Rhodia, CISL and Dairen for reprocessing into certain acetic acid derivatives and VAM, respectively, which are then sold or used by the Company.  The Roussillon facility was acquired by Acetex in July 2002.

(c)

Includes production volume information for potassium acetate.  All Acetic Solvents tolling agreements were terminated before 2002.

Acetic Acid

Acetic acid is a key chemical intermediate with applications in a wide range of industrial and commercial end products and is the principal feedstock for VAM and acetic acid derivatives.  For the year ended December 31, 2002, the Company produced 376,752 tonnes of acetic acid at the Pardies facility of which approximately 60% was sold in the merchant market with the balance used in the production of VAM and acetic acid derivatives.

VAM

VAM is the principal acetic acid derivative product and is a key chemical intermediate used in the production of polyvinyl alcohol, polyvinyl acetate, ethylene vinyl acetate and ethylene vinyl alcohol, which are principally used in the production of solvent-free adhesives, paints and resins.  For the year ended December 31, 2002, the Company produced 138,905 tonnes of VAM at the Pardies Plant and 36,766 tonnes via tolling arrangements with CISL for a total of 175,671 tonnes, of which the Company sold approximately 85% in the merchant market, with the remaining production used by the Company in its production of polyvinyl alcohol and polyvinyl acetate.

Acetic Acid Derivatives

Acetic Anhydride

Acetic anhydride is primarily used in the production of cellulose acetate (which is used in the production of tow for cigarette filters), pharmaceuticals, bleaching agents for detergents, dyes and agro-chemicals.  Until July 2002 the Company’s acetic anhydride was produced pursuant to a toll manufacturing agreement with Rhodia (the “Toll Manufacturing Agreement”) at its chemical plant in Roussillon, France.  Since Acetex purchased the assets on June 30, 2002, it produces acetic anhydride (as well as polyvinyl acetate for chewing gum) on the site.  In 2002, 27,516 tonnes of acetic anhydride were produced and sold in the merchant market.

Polyvinyl Alcohol and Polyvinyl Acetate

The Company produces up to 50 speciality grades of polyvinyl alcohol, differing in the degree of viscosity and hydrolysis, which are used in a variety of products and industries including adhesives, coatings, textiles, paper and polyvinyl butyral.  Polyvinyl acetate is used in the production of plastics and chewing gum.  In 2002, the Company produced 18,355 tonnes of polyvinyl alcohol and 2,185 tonnes of polyvinyl acetate.  These are sold in the merchant market.

Acetate Solvents and Potassium Acetate

The corresponding tolling agreements were all cancelled prior to 2002.

Production Process

The Pardies Plant produces acetic acid using the Monsanto Process and VAM using an acetylene process.  The integrated design of the Pardies Plant provides Acetex with the ability to use product streams as feedstocks for further derivative products or for sale to third parties, as illustrated below:

<GRAPH.

(1)

Oxygen and natural gas are burned at high temperatures and subsequently cooled, thereby producing acetylene, carbon monoxide and hydrogen.  Hydrogen and carbon monoxide are removed in a separation unit and the resulting product is acetylene.  The carbon monoxide is used in the production of acetic acid; the hydrogen is sold to Norsk Hydro, which owns and operates a chemical production facility at the Pardies Complex; the acetylene is used in the production of VAM by the Company.  In order to increase production of acetic acid by 70,000 tonnes/year, the Company has been purchasing carbon monoxide from Norsk Hydro since 1997.

(2)

Acetic acid is produced at the Pardies Plant pursuant to the Monsanto Process by reacting carbon monoxide with methanol and passing the mixture over a rhodium-halide catalyst.

(3)

VAM is produced at the Pardies Plant by reacting acetic acid with acetylene and passing the mixture over a zinc acetate catalyst.

(4)

Acetic acid produced at the Pardies Plant is also the principal feedstock in the production of acetic anhydride at Roussillon.  Acetic anhydride is produced using the ketene process, which breaks down acetic acid into ketene and water.  The resulting ketene is then reacted with acetic acid to form acetic anhydride.

(5)

VAM produced by the Company at the Pardies Plant is the principal feedstock for the Company’s polyvinyl alcohol and polyvinyl acetate production at Guardo.  VAM produced through CISL is the principal feedstock for polyvinyl alcohol production at Tarragona and polyvinyl acetate in Roussillon.  Polyvinyl alcohol is produced by polymerizing VAM to form polyvinyl acetate, which is then hydrolyzed to form polyvinyl alcohol.  During an intermediate stage of producing polyvinyl alcohol, methyl acetate is formed.  Methyl acetate may be broken down into its component parts of methanol, for reutilization in the production of polyvinyl alcohol, and acetic acid, for reutilization in the production of VAM, or sold in the merchant market.

Sales and Marketing

Sales

Acetex’ products are generally sold to a limited number of large-volume customers, many of whom are among the largest chemical companies in Europe.  Most of the Company’s sales are made pursuant to long-term sales contracts, ranging from two to three years.  For 2002, Rhodia and Atofina accounted for approximately 24% of Acetex’ total revenues.  The Company enjoys long-standing relationships with these and other customers, with approximately 90% of Acetex’ total sales over each of the last three years to the same customers.

The following table sets forth the geographic breakdown by percentage of the Company’s gross sales for 2002.

Country/Region	Percentage of 2002 Sales

France	23%
Italy	14%
Spain/Portugal	14%
Benelux	12%
Germany	11%
Others	9%
UK	7%
Other Europe	5%
Asia	5%
100%

Marketing

Acetex’ marketing strategy is to maintain its strong customer base and expand its share of the growing European market.  Marketing offices are located in Germany (also covering Austria and Switzerland), Italy, Spain, and the United Kingdom (also covering Netherlands and Scandinavia).  Marketing and sales for France and Belgium are served by marketing officers located at the European head office in Neuilly sur Seine, near Paris, France.  The Company currently markets and sells its products in other areas mainly through Rhodia’s worldwide marketing network pursuant to an agency agreement (the “Agency Agreement”) entered into in connection with the Acquisition.

Most of the Company’s sales and marketing executives previously worked for Rhodia and were responsible for the marketing and sales of, among other things, acetic acid products.  These executives have substantial experience marketing the products and well-established business relationships with Acetex’ customers.  Sales and marketing executives have regular direct customer contact and generally do not sell through brokers or traders.

Raw Materials

The principal feedstocks for the Company’s acetic acid products are methanol and natural gas.  The Company has a fixed price methanol supply contract with Saturn to purchase approximately half of its annual requirements.  Saturn supplies the Company with methanol produced from Titan Methanol Company’s methanol facility in Trinidad.  This contract will terminate in 2010 and is automatically renewable on an annual basis thereafter unless ninety days prior notice has been given.  The Company purchases its remaining methanol requirements in the merchant market with pricing formulas based on a blend of European spot and contract prices.  Methanol prices have historically been cyclical and, in recent periods, highly volatile.

Acetex obtains its oxygen requirements from Air Liquide pursuant to a contract that is due to expire May 7, 2006.  The price under this contract is indexed to the Company’s cost of electricity.  Acetex obtains a portion of its carbon monoxide requirements from Hydro Agri France SA (a subsidiary of Norsk Hydro) pursuant to a contract that is due to expire March 31, 2007.  The price under this contract includes a fixed base amount and an additional variable cost based on usage.

The aggregate minimum annual obligation under these contracts concerning methanol, oxygen and carbon monoxide is $20.5 million.

The Company currently purchases substantially all of its natural gas requirements pursuant to a contract with GSO which has been recently renewed for one year following its expiry on December 31, 2002.  GSO supplies natural gas from the nearby deposit in Lacq, France, by direct pipeline connection to the Pardies Plant and has been the supplier to the Pardies Plant since it came on line.

Employees

At December 31, 2002, the Company had a total of 546 employees, with 403 located in France, 126 located in Spain and the balance located in the Company’s sales offices and Canadian head office.

All of the Company’s employees in France and Spain are covered by chemical workers’ collective bargaining agreements.  Three French labour unions, the Confédération Générale du Travail, the Confédération Française Démocratique du Travail and the Confédération des Cadres, represent Acetex’s employees in France.  Two Spanish labour unions, the Comisiones Obreras and Union General de Trabajadores, represent the Company’s employees in Spain.  The Company believes it complies with all legal requirements with respect to providing information to and consulting with labour union representatives.

The Company has not experienced any significant labour strikes or work stoppages and believes that its relations with its employees are satisfactory.  In December, 1999 and January, 2000, the Pardies plant was shut down for a total of 6 days, as a result of a strike-lockout triggered primarily by French labour law changes reducing the working week in France from 39 hours to 35 hours.  Agreement was reached during the first week of January, 2000 on the application of the new law at the Pardies plant.

Description of Property

Pardies Plant

The Company’s principal production facility, the Pardies Plant, is situated on approximately 220 acres owned by the Company, which forms part of a larger industrial chemical site, in south western France.  The acetic acid production capacity is 400,000 tonnes and the VAM production capacity is 150,000 tonnes.

The following table sets forth certain operating and other information with respect to the Pardies Plant:

	Year Ended December 31,
	1998	1999	2000	2001	2002

Acetic Acid
Production capacity (tonnes) (a)	400,000	400,000	400,000	400,000	400,000
Production volumes
Actual tonnes	352,271	358,018	359,701	385,862	376,752
Average daily tonnes	965	981	985	1,057	1,032
Days operated	344	351	328	365	342
Capacity utilization	88%	90%	90%	96%	94%
Scheduled shutdowns (days) (b)	21	0	31	0	20
Unscheduled shutdowns (days)	0	14	6	0	3
VAM
Production capacity (tonnes) (a)	150,000	150,000	150,000	150,000	150,000
Production volumes
Actual tonnes	139,991	140,623	129,964	143,219	138,905
Average daily tonnes	384	385	356	392	381
Days operated	353	355	333	365	348
Capacity utilization	93%	94%	87%	95%	93%
Scheduled shutdowns (days) (b)	12	0	28	0	17
Unscheduled shutdowns (days)	0	10	4	0	0

(d)

Calculated to give effect to the average number of days for scheduled shutdowns over a six-year period.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(e)

During scheduled shutdowns, VAM production can often be more quickly restored, though sometimes at reduced levels, using stored acetic acid and acetylene.

Due to the proximity of the Pardies Plant to its primary source of natural gas, major transportation centers and Acetex’ primary customer base, transportation and other logistical costs have been relatively low and stable.  The Pardies Plant is located approximately 50 miles from the Bayonne port, has a direct link to the French national railway network and is close to major trucking routes.  The Company believes it has an adequate supply of owned and leased railcars for transporting finished products and raw materials.  The Company also maintains shipping contracts, generally for one-year terms, for substantially all of its shipping needs in Europe and procures shipping services on a spot basis for destinations outside Europe.

The Pardies Plant has its own on-site storage facilities for 7,400 tonnes of acetic acid, 4,100 tonnes of VAM and 13,200 tonnes of methanol.  In addition, the Company has long-term contracts for the storage of 6,600 tonnes of acetic acid, 3,900 tonnes of VAM and 13,200 tonnes of methanol at the Bayonne port.  The Company has additional storage on contract in other shipping ports near major customers in Belgium, France, the United Kingdom, and Spain.

Tarragona Plant and Erfei

The Tarragona Plant and Erfei are located on the same industrial site in Tarragona, Spain, south of Barcelona.  The Tarragona Plant consists of an 18,000 tonne polyvinyl alcohol production unit.  Capacity increased in 2001 by 2,000 tonnes due to the installation of a new reactor in the production unit.  The Tarragona Plant schedules eight to ten day shutdowns approximately every four months in connection with cleaning and general maintenance of equipment.

The Company holds, through Erkol, a 45% interest in Erfei, a 13-mega watt electrical co-generation facility.  Erfei’s electricity production is sold to the local branch of Fuerzas Electricas de Cataluna S.A. (“FECSA”), a regional Spanish electricity utility that owns a 25% interest in Erfei.

Guardo Plant

The Guardo Plant is located in northwest Spain and consists of a 2,300 tonne polyvinyl alcohol production unit and a 1,000 tonne polyvinyl acetate production unit.  The Guardo Plant produces polyvinyl alcohol on a batch production basis and, therefore, maintenance is done on an as-needed basis.

Roussillon Plant

The Roussillon Plant is located in southeast France and consists of a 31,000 tonne capacity acetic anhydride production unit and a 3,700 tonne food-grade polyvinyl acetate production unit.  The Roussillon Plant produces both acetic anhydride and polyvinyl acetate on a batch production basis and, therefore, maintenance is done on an as-needed basis.

The Roussillon Plant was acquired from Rhodia S.A. in July, 2002.  Previously, the Company produced acetic anhydride pursuant to a toll manufacturing agreement with Rhodia at the Roussillon facility.

The Company does not own any real property material related to its business other than the Pardies, Tarragona and Guardo Plants.  The Company leases office space for its principal office, the Neuilly sur Seine office and the offices of its marketing subsidiaries.

Operating and Other Material Agreements

Monsanto Process License

In connection with the Acquisition, Rhodia transferred to Acetex a non-exclusive license (the “License”) to use the Monsanto Process.  The License is fully paid for and is royalty-free.  In the markets where the Company sells most of its products, its major competitors have access to the same Monsanto Process.  However, most of these competitors also have acetic acid production utilizing other generally higher cost processes as well.

Agreements with Rhodia

In connection with the Acquisition, Acetex entered into a series of agreements with Rhodia.  The following is a summary of the principal terms of those agreements in force during 2002:

Toll Manufacturing Agreement

Pursuant to the Acquisition, the Company acquired the know-how required to produce certain Acetic Derivatives.  The production facilities for such Acetic Derivatives were located at Rhodia’s Melle, Pont-de-Claix and Roussillon Facilities.  Since these facilities were not part of the Acquired Business, Rhodia and Acetex entered into the Toll Manufacturing Agreement.

With the acquisition on June 30, 2002, of the Polyvinyl Acetate business and related assets at Roussillon, France, the last of the Toll Manufacturing Agreements with Rhodia was terminated.

Supply Agreements

The Company currently has contracts with Rhodia to supply from 29,000 to 45,000 tonnes of acetic acid and 3,000 tonnes of acetic anhydride.  The acetic acid contract was effective January 1, 2000, for a period of five years but has been extended until December 2008.  The Company has entered into an agreement with Rhodia to supply an additional 23,000 tonnes per year of acetic acid starting in September 2001 until December 2008.  The acetic anhydride contract with Rhodia is to supply 3,000 tonnes per annum of acetic anhydride for the three-year period ending December 31, 2004.

Agency Agreement

Prior to establishing its marketing network in 1995, the Company sold and marketed all products through Rhodia’s marketing network pursuant to the Agency Agreement.  The Company terminated the Agency Agreement at the end of 1995 with respect to countries representing its principal or strategic markets.  Acetex continues to use Rhodia’s marketing network with respect to countries representing minor or non-strategic markets (outside of Europe).  Rhodia charges Acetex an arm’s-length commission for the services based on invoiced sales.

CISL Agreement

Rhodia, CISL and Celanese entered into a toll manufacturing agreement (the “CISL Agreement”) in November, 1992, pursuant to which CISL produced VAM for Rhodia.  In December, 1994, Rhodia and CISL increased the amount of VAM to be produced under the Agreement from 20,000 tonnes to 40,000 tonnes effective October 1, 1995.  The CISL Agreement was not transferred to the Company.  Rhodia and the Company now operate under an informal arrangement whereby the Company furnishes acetic acid to CISL for processing into VAM under Rhodia’s name and Rhodia handles certain administrative matters relating to the CISL Agreement.  The Company has indemnified Rhodia for any losses or liabilities it may incur in connection with the Company’s material breach or material failure to fulfil Rhodia obligations under the CISL Agreement.

Agreement with Dairen

During the second quarter of 2001, the Company started receiving VAM under a new tolling agreement entered into with Dairen.  Under this agreement, which is for an initial period of three years and is automatically extended unless one year’s notice is given, the Company may ship up to 10,000 tonnes of acetic acid to Dairen’s newly operational VAM facility in Taiwan where it is processed, for a fee to produce up to 15,000 tonnes of VAM, which the Company currently sells in the Asian market.

Regulation

Acetex' operations in France and Spain are subject to national, regional and local laws and regulations, including laws concerning air quality, hazardous and solid wastes, chemical management, water quality, ground pollution and the remediation of environmental pollution relating to its properties and operations.  Environmental regulation in France and Spain is also affected by developments in European Union ("EU") law and EU directives.  The Company's subsidiaries hold various environmental permits granted by local authorities for operations at its Pardies, Tarragona and Guardo Plants, and are required to conduct their operations in accordance with conditions specified in these operating permits.  Plant expansions are also subject to securing environmental operating permits.  All such permits are subject to revocation, modification and renewal.  The Company believes that its facilities are being operated in compliance in all material respects with applicable environmental, health and safety requirements.

The Company has made and will continue to make the necessary capital expenditures needed for environmental remediation and compliance with applicable environmental requirements.  The Company believes that compliance with current environmental requirements in France and Spain will not have a material adverse effect on its future rate of capital expenditures, financial condition or results of operations.  However, environmental requirements have changed rapidly in recent years and are expected to evolve rapidly in the future.  The Company may be subject to more stringent environmental requirements at various regulatory levels that may require the Company to make substantial additional capital expenditures to repair or upgrade facilities.  It is also possible that remedial activities, if required, could interfere with the Company's manufacturing operations.  It is difficult to predict the ultimate costs to come into compliance with changing regulatory standards under environmental laws and the time period during which such costs are likely to be incurred.

France

The Pardies Plant is an installation classée under French environmental law which requires the Company to operate the Pardies Plant pursuant to an authorization from the Direction Régionale de l'Industrie, de la Recherche et de l'Environnement (the "DRIRE").  Because of the additional investments and changes in operations effectuated at the Pardies Plant, the operating permit was amended in 1997, which required the reduction of emission levels and the modification of certain facilities at the Pardies Plant prior to the year 2000.  Such operating permit was modified in 1998 and the time period afforded the Company to comply with the requirements of the amended permit was subsequently extended until July 2003.  On the basis of the technical requirements imposed by the DRIRE, the Company currently anticipates that the total costs associated with implementing the amended permit should not exceed approximately Euros 5.95 million ($6.4 million based on an exchange rate of US$ 1.07 per Euro).  As discussed more fully below in Remedial Actions and Indemnity Agreement, the Company also believes a portion of the costs associated with implementing the new operating permit should be borne by Rhodia.  The Company is not in a position to determine what, if any, modifications will be made in the future to such operating permit.  Any such modifications could require significant expenditures by the Company or significant changes in the current operating procedures at the Pardies Plant.

In addition, upon a change of control of an installation classée, French law requires the seller of the installation classée to disclose to the buyer all material environmental risks at the site known to the seller and, in certain circumstances, to pay for the costs of remediating any pollution caused by the seller prior to the change of control.  As discussed more fully below in "Remedial Actions and Indemnity Agreement", in connection with the sale of the Pardies Plant, Rhodia submitted to the DRIRE a Phase II environmental report (the Phase II Report) in order to permit the DRIRE to determine what, if any, remedial actions would be required of Rhodia.  Rhodia and the DRIRE have agreed on the scope of such remedial actions, which have now been performed by Rhodia.  The DRIRE has inspected the Pardies Plant and has issued an order of the Prefect ("arrêté préfectoral"), which has been contested by the Company.  The Company expects to receive a revised "arrêté préfectoral" from the DRIRE.

In 2002, pursuant to French law requirements, the Company has implemented a security management system ("système de gestion de la sécurité") in the Pardies Plant, which has been inspected successfully by the DRIRE in September 2002.

The Company has notified the DRIRE that following its acquisition of the polyvinyl acetate assets from Rhodia on June 30, 2002, it is now the operator of the Roussillon Plant, which is also an “installation classée.”   The Company expects the DRIRE to issue a new “arrêté préfectoral.”

Spain

Spain has adopted into its national legislation the bulk of the EU directives encompassing air quality standards, emission limits, water protection standards and waste disposal rules, and has also adopted a national administrative framework for water protection.  Any polluting discharge into water requires a permit from the local authorities (the Confederacion Hidrografica).  Spanish environmental legislation generally prohibits the accumulation in the subsoil of toxic or dangerous substances, although there are no precise guidelines either at the EU level or in Spanish national legislation.  Criminal and civil penalties exist for violations of Spanish environmental law.

While national legislation applies throughout Spain, administrative oversight, permitting procedures and enforcement used to be primarily local.  However, as a consequence of the adoption of the EU directives in Spain  (IPPC : 96/61/CE), authority was given to the Environmental Department of the Government (regional level) to (i) make a new and more detailed review of all chemical operating permits already issued by the municipalities and renew their approvals before 2007, and (ii) approve all new activities and expansions of existing units.

In Catalonia, where the Tarragona Plant is located, environmental regulation used to be largely implemented at the level of the greater metropolitan area, with local operating licenses, the primary means of enforcing environmental  legislation, issued by the municipal government.  Until 2001, the Tarragona Plant had an operating permit issued by the Tarragona municipality.  As a consequence of the adoption of the EU directives, the recent expansion of the Tarragona Plant had to be authorized by the Catalonian Government.  Erkol, the Company's Spanish subsidiary, took advantage of this opportunity to ask for the complete revision of the Tarragona Plant operating permit.  Thus, in August 2001, Erkol was successful in obtaining a global operating permit from the Catalonian Government and as such, Erkol is as of the date hereof the first and only (for the time being) chemical company to have obtained this approval at the Chemical Site of Tarragona, which is the biggest in Spain.

The ISO 14001 and EMAS (Environmental Management and Audit System) certifications of the Tarragona Plant were renewed in 2001.

The Guardo Plant still has operating permits issued by the Guardo municipality and the Confederacion Hidrografica, the local representative of the Ministry of Public Works and Transport, which supervises compliance with the plant's water discharge permit.  Erkol is waiting for the Castilian Government to start reviewing the Guardo Plant operating permits.

The ISO 14001 certification of the Guardo Plant was obtained in December 2002 and the EMAS certification is expected to be achieved at the beginning of 2003.

Remedial Actions and Indemnity Agreement

In connection with the disposition of the Pardies Plant, Rhodia commissioned an environmental consulting firm to prepare both a Phase I environmental report (the "Pardies Phase I Report") and a Phase II environmental report (the "Pardies Phase II Report").  The assessment for the Pardies Phase I Report consisted of a pre-site visit questionnaire, an initial review of available documents, a site visit and further evaluation of relevant information.  The assessment for the Pardies Phase II Report, completed in December, 1994, consisted of excavation of test pits, surface soil sampling, installation and sampling of groundwater monitoring wells and collection of surface water samples.  The Pardies Phase II  Report, along with other data, was submitted to the DRIRE in order to permit the DRIRE to determine the actions (the "Remedial Actions") required to be taken to address certain problems relating to soil and groundwater pollution at the Pardies Plant (the "Identified Problems").

Rhodia is solely responsible for all Remedial Actions required to be taken in connection with the Identified Problems without regard to cost, expense or time.  Such Remedial Actions have now been performed at Rhodia's expense.  In addition, notwithstanding completion of the Remedial Actions, Rhodia remains solely responsible for any additional remedial measures relating to the Identified Problems that may be required by any governmental agency unless such additional remedial measures (i) are required in connection with a change in environmental law or environmental permits (including a change in the Pardies Plant's operating permit) or (ii) are required as a result of pollution generated jointly by Acetex and Rhodia.  In the latter instance, liability is shared, and Rhodia's exposure is also limited to the $40 million Cap.

Rhodia has represented that there were no conditions, other than the Identified Problems, existing at the Pardies Plant that could form the basis of environmental liability under laws in effect as of the date of the sale of the Pardies Plant.  To the extent that any remedial actions imposed by the DRIRE are not related to the Identified Problems but are related to pollution caused by Rhodia prior to the sale of the Pardies Plant, Rhodia is responsible for the costs of such remedial actions, subject to the $40 million Cap.  Any remedial actions required as a result of any change in or cessation of the activities of the Pardies Plant are to be borne solely by the Company.

The Company has identified certain potential contractual breaches relating to the site's compliance with the operating permits regulating the Pardies site at the time of the Acquisition from Rhodia.  Rhodia Intermédiaires (successor of Rhodia) has agreed in principle to the payment of two claims subject to the assumption of expenses by the Company.  In 2002, the company therefore demanded the payment of Euros 0.8 million ($0.9 million at an exchange rate of US$ 1.07 per Euro).  Rhodia Intermédiaires is prepared to pay this amount upon presentation of invoices corresponding to the remedial actions undertaken by the Company.

In addition to the Pardies environmental reports, Rhodia and the Company commissioned an environmental consulting firm to complete a Phase II report for the Guardo Plant (the "Guardo Phase II Report"), which has been finalized and submitted to the relevant environmental authorities in order to permit such authorities to determine what actions (the "Guardo Remedial Actions") must be taken to remedy the identified problems (the "Guardo Identified Problems").  The authorities have established the scope of the Guardo Remedial Actions.

Rhodia is solely responsible for all Guardo Remedial Actions required to be taken in connection with the Guardo Identified Problems, without regard to cost, expense or time.  Such Guardo Remedial Actions have now been performed by Rhodia.  In addition, notwithstanding completion of the Guardo Remedial Actions, Rhodia remains solely responsible for any additional remedial measures relating to the Guardo Identified Problems that may be required by any governmental agency unless such additional remedial measures are remedial actions (i) required in connection with a change in environmental law or environmental permits (including a change in the Guardo Plant operating permit), or (ii) are required as a result of pollution generated jointly by the Company and Rhodia.  In the latter instance, liability is shared, and Rhodia's exposure is limited to the $40 million Cap.  In addition, any remedial actions required as a result of a change in or cessation of the activities at the Guardo Plant are to be borne solely by the Company.

Rhodia Agreement

Concurrent with completion of the acquisition of the acetic acid business of Rhodia in 1995 (the "Acquisition"), the Company entered into an agreement with Rhodia, which indemnifies the Company from specified costs arising due to existing environmental matters.  The continuing material terms of the agreement are as set out below.

At the time of the Acquisition, environmental studies were undertaken of the French and Spanish production facilities.  The French studies, which identified certain problems relating to soil and groundwater pollution, were submitted to the appropriate French government environmental authority.  This authority is responsible for defining the remedial actions required for the environmental problems identified in the report.  The Spanish studies were finalized and submitted and the Company received comments from the applicable authorities in 1998.  Under the indemnity agreement, Rhodia is responsible for all of the costs associated with the remedial actions required by the environmental authority to be taken in connection with these identified environmental problems without regard to cost, expense or time.  As those identified problems at the date of Acquisition are the responsibility of Rhodia, no provision has been made for the costs associated with such matters in the consolidated financial statements.

In addition, notwithstanding the completion of the remedial actions discussed in the preceding paragraph, Rhodia is solely responsible for any additional remedial actions relating to the identified problems that may be required by any government agency unless such additional remedial measures are required in connection with a change in environmental law or environmental permits.

Any remedial actions required as a result of any change in or cessation of the activities of the Pardies plant are to be borne solely by the Company.

Management does not believe that the Company has any material financial obligations with respect to currently existing environmental problems.

Litigation

Acetex is involved in routine litigation incidental to its business.  Such litigation is not, in the opinion of management, likely to have a material adverse effect on the financial condition or results of operations of Acetex.

Item 1

Selected Consolidated Financial Information

Annual Financial Information

The following table sets forth selected statement of operations data, other data, balance sheet data and operating data for the Company.  The selected financial data for the years ended December 31, 1998 through 2002 are derived from the consolidated financial statements which have been audited by KPMG.

	Years Ended December 31
	1998	1999	2000	2001	2002
Statement of Operations Data:
Net sales	$224.3	$200.9	$212.6	$222.4	$205.5
Expenses:
Amortization	23.5	23.2	16.6	14.9	16.2
Cost of goods sold	183.9	165.2	153.8	171.9	166.5
Selling, general and administrative	12.7	10.1	7.0	8.8	10.7
Research and development	1.6	1.0	0.6	0.8	1.1
Restructuring	6.0	--	--	--	--
Operating earnings	(3.4)	1.4	34.6	26.0	11.0
Equity in net income of Erfei	0.5	(0.1)	(0.8)	(0.3)	--
Interest (expense) – net	(18.4)	(18.7)	(17.4)	(18.3)	(20.4)
Loss on debt refinancing	--	--	--	(6.3)	--
Foreign exchange gain (loss)	0.8	1.8	0.5	0.5	(3.5)
Income taxes	--	2.4	--	--	--
Net income (loss)	(20.5)	(18.0)	16.9	1.6	(12.9)
Other Data:
Capital expenditures	$8.0	$4.4	$11.1	$2.9	$12.9
EBITDA (a)	20.1	24.6	51.2	40.9	27.3
Amortization	21.2	23.5	16.6	14.9	16.2
Ratio of EBITDA to net interest expense (a)(b)	1.2x	1.4x	3.1x	2.4x	1.4x
Balance Sheet Data (end of period):
Working capital	$51.2	$46.9	$63.7	$78.9	$77.7
Total assets	288.4	234.0	244.7	234.2	263.9
Long-term debt	180.0	180.0	180.0	190.0	190.0
Total net assets	37.0	(8.2)	(2.4)	(7.0)	9.1
Exchange Rate Data (US$ per Euro):
Average exchange rate	1.112	1.066	0.922	0.895	0.945
End of period exchange rate	1.167	1.005	0.931	0.881	1.049

(a)

EBITDA is defined as operating earnings plus amortization.  EBITDA is presented because it is a widely accepted financial indicator of a company’s ability to incur and service debt and because EBITDA and the ratio of EBITDA to net interest expense relate to debt covenants in certain of the Company’s debt facilities.  EBITDA should not be considered as an alternative to net income, as an indicator of the operating performance of the Company or as an alternative to cash flows as a measure of liquidity.  Other enterprises may calculate EBITDA differently than the Company.

(b)

For the purposes of this calculation, net interest expense excludes the amortization of deferred financing costs of $1.0 million in 2002, $0.9 million in 2001, $0.9 million in 2000,  $1.0 million in 1999, and $1.4 million in 1998.

	Year Ended December 31,
	1998	1999	2000	2001	2002
Operating Data:
Production volumes (in thousands of tonnes)
Acetic acid
Total produced	352	352	360	386	377
Captive use (a)	185	188	171	175	146
VAM (b)	140	141	130	143	139
Acetic Derivatives	97	95	77	74	67
Capacity utilization in Pardies (c)
Acetic acid	88%	90%	90%	96%	94%
VAM (b)	93%	94%	87%	95%	93%
Average selling price (per tonne)
Acetic acid	$394	$310	$361	$376	$347
VAM	$594	$534	$682	$680	$578
Average raw material prices
Methanol (per tonne) (d)	$141	$93	$144	$173	$145
Natural gas (per thousand cubic metres)	$105	$103	$133	$159	$140

(c)

Represents the portion of acetic acid production used as a feedstock in downstream production of the Company’s other products.

(d)

Excludes VAM produced for Acetex in Spain and Taiwan pursuant to toll manufacturing arrangements with CISL and Dairen.

(e)

Production, and thus capacity utilization, for the year ended December 31,  2000 includes the scheduled large shutdown, which commenced in November, 2000.  Similarly, 1998 and 2002 production were affected by the scheduled small shutdowns in November, 1998, and 2002 respectively.

(f)

0.536 tonnes of methanol are required to produce one tonne of acetic acid.

Quarterly Summary (unaudited)
	2002				2001				2000
	Three Months Ended				Three Months Ended				Three Months Ended
	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31
Net Sales	$48,256	$50,942	$55,326	$51,005	$63,642	$57,180	$55,175	$46,385	$52,003	$55,528	$57.080	$48,016
Net earnings (loss)	($5,608)	($7,031)	$2,539	($2,823)	$9,884	$3,833	($4,448)	($4,039)	$1,944	$4,903	$8,509	$2,836
Net earnings (loss) per share	($0.21)	($0.27)	$0.10	($0.11)	$0.38	$0.15	($0.17)	($0.15)	$0.07	$0.19	$0.33	$0.11

Item 1

Management Discussion and Analysis

Overview

General

The Company’s revenues are derived primarily from merchant market sales in Europe of its two principal products, acetic acid and VAM, as well as from merchant market sales of polyvinyl alcohol and other acetic acid derivatives.  The Company’s results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas.  The Company’s products and principal raw materials are globally traded chemical products, the prices of which are linked to the prices charged for such products by United States producers.  Accordingly, the Company believes that fluctuations in the value of the dollar will affect the prices charged by the Company for its products and the prices the Company pays for its principal feedstocks.

Competition in the acetic acid segment of the chemical industry is driven by reliability of supply, including proximity to customers, process technology and price.  The Company believes that producers using the Monsanto Process enjoy certain operating cost advantages because the cost of methanol has historically been lower than the cost of feedstocks for alternative process technologies, including those based on ethylene and ethanol.  As a result, the Company believes that market prices generally reflect the higher cost structure of these alternative process technologies.  In addition, producers in the United States have historically been the lowest cost and highest volume producers of acetic acid products, as well as the main source of product imported into the European and Asian markets.  As a result, European prices are influenced by both (i) the export prices charged by such producers (domestic price plus transatlantic shipping charges and European import duties) and (ii) the value of the dollar relative to the Euro.

Financial information presented in “Management Discussion and Analysis of Financial Condition and Results of Operations” is presented in accordance with Canadian GAAP.  As the acetic acid derivatives business does not contribute significantly to EBITDA, the discussion below focuses primarily on the Company’s two principal products, acetic acid  and VAM.

Revenues

The following table sets forth the dollar amount of historical net sales and the percentage of historical net sales by product for the Company for the years ended December 31, 1997 through December 31, 2001, including revenues from the Company’s limited trading and selling of third party acetic acid products and from VAM produced pursuant to toll manufacturing arrangements with CISL and Dairen.

	Year Ended December 31,
	1998		1999		2000		2001		2002
Acetic acid	$54.8	24.5%	$46.6	23.2%	$61.7	29.0%	$67.1	30.2%	$67.0	32%
VAM	$70.6	31.5%	$74.7	37.2%	$88.6	41.7%	$91.5	41.1%	$79.6	39%
Acetic Derivatives	$98.9	44.0%	$79.6	39.6%	$62.3	29.3%	$63.8	28.7%	$58.9	29%
Net sales	$224.3	100.0%	$200.9	100.0%	$212.6	100%	$222.4	100%	$205.5	100%

The Company’s revenues are primarily a function of (i) the volume of product produced by the Company or produced for the Company under toll manufacturing arrangements and (ii) the prices for such products.  The following table provides an overview of the Company’s production volumes, capacity utilization rates and sales volumes:

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands of tonnes per year, except percentages)
Acetic acid
Capacity	400	400	400	400	400
Total produced (a)	352	358	360	386	377
Capacity utilization	84%	88%	90%	96%	94%
Captive use (b)	185	188	171	175	162
VAM
Capacity	150	150	150	150	150
Total produced (a)	140	141	130	143	139
Capacity utilization	93%	94%	87%	95%	93%
Captive use (b)	30	30	31	30	34
Tolled (c)	40	40	42	39	37
Polyvinyl alcohol
Capacity	18	18	18	20	20
Total produced (a)	15	16	18	17	18
Capacity utilization	82%	87%	98%	86%	92%
Sales volumes (in thousands of tonnes) (d)
Acetic acid	173	191	205	216	231
VAM	154	156	140	146	149
Acetic Derivatives	96	98	92	89	95

(a)

Based on acetic acid capacity of 400,000 tonnes and VAM capacity of 150,000 tonnes.  Production, and thus capacity utilization, for 2000, was affected by a scheduled major shutdown in November 2000. Scheduled small shutdowns also occurred in November, 1998 and November, 2002.

(b)

Represents the portion of acetic acid or VAM production used as a feedstock in downstream production of the Company’s other products.

(c)

VAM produced for Acetex in Spain and Taiwan pursuant to toll manufacturing arrangements with CISL and Dairen respectively.

(d)

Includes sales from the Company’s limited trading and selling of third party acetic acid products.

The Company’s production volumes of acetic acid and VAM have been relatively stable and the Pardies Plant has historically operated at a high rate of capacity utilization.  Previously, the Pardies Plant had a scheduled shutdown for regular maintenance and repairs every 18 months for a period of three weeks and a scheduled shutdown for major maintenance and equipment repairs every five years for a period of five weeks.  A five-year scheduled shutdown occurred in November 2000.  Following this major turnaround, the Company now expects small turnarounds every two years beginning  with the November 2002 turnaround and major turnarounds every six years starting in 2006.

The following table provides an overview of the Company’s average gross selling prices per tonne for acetic acid and VAM for the periods indicated:

	Year Ended December 31,
	1998	1999	2000	2001	2002
Acetic acid	$394	$310	$361	$376	$347
VAM	$594	$534	$682	$680	$578

Prices for Acetex’ products are generally determined by the relative balance of global supply and European demand for acetic acid products and the cost structure of the acetic acid industry, which is dependent on the costs of principal feedstocks.  Acetex believes that producers of ethylene-based acetic acid have a higher cost structure and that prices for the Company’s products generally reflect this higher cost structure.  European producers have a comparative advantage over United States producers due to transatlantic shipping charges incurred by U.S. exporters and the European import duties levied against them.  European import duties in 2002 on acetic acid and VAM were 7.8% and 6.7%, respectively.  These factors offset the cost advantage enjoyed by U.S. producers due to their access to lower cost natural gas supplies.  Due to various factors which restrain acetic acid producers from rapidly increasing production capacity, European consumers of acetic acid generally turn to acetic acid products from the United States during market shortages.

From 1992 through mid-1994, the Acquired Business experienced a period of declining prices as European demand decreased in response to the general recessionary conditions in Europe and global supply increased as new production capacity came on line.  From the third quarter of 1994 through the second quarter of 1995, prices for the Company’s products rose due to increased demand driven by improved economic conditions in Europe and a resultant tightening of supply of acetic acid products in Europe.  The improvement in prices in 1994 was partially offset by higher feedstock prices, primarily methanol, which increased more rapidly than selling prices for the Company’s products.  Starting in February, 1995, methanol prices declined significantly until the third quarter of 1996.  Prices for acetic acid and VAM dropped in the second quarter of 1996 in response to de-stocking by customers.  This was followed by price increases directly due to a fire at a large producer’s acetic acid plant in the United States.  Prices dropped in the final quarter of that year as worldwide production returned to normal levels.

During 1997, prices in the first quarter reached their lowest level, with the spread between acetic acid and VAM prices narrowing to historically low levels.  This was primarily due to de-stocking by customers and pre-marketing of Celanese’s Singapore VAM expansion.  Acetic acid prices were relatively stable during the balance of 1997 in French franc terms but fell by 14% in U.S. terms, as a result of the strengthening of the U.S. dollar against European currencies.  VAM prices rose throughout 1997 by nearly 15% in French franc terms over 1996 averages but only increased by 4% in U.S. dollar terms over 1996.

During 1998, acetic acid and VAM prices fell by approximately 23% from prices at the end of 1997 in response to weakened worldwide demand resulting from the Asian financial crises.  Although product is not believed to have been shipped from Asia into Europe, the reduced economic activity in Asia lowered the demand for chemicals, thereby lowering the price at which chemicals such as acetic acid and VAM are sold.  Supply increased as a result of a new acetic acid plant in China and through small debottlenecking projects.

Acetic acid and VAM prices continued to fall until the end of the first half of 1999 following the trends of 1998.  Thereafter, prices increased in response to strengthening demand in Asia and higher petroleum-related feedstock costs, particularly ethylene.  By the end of 1999, contract prices in Europe returned to 1998 levels.  Closure of high cost ethylene-based acetic acid plants in 1999 and 2000 and worldwide demand for VAM in excess of supply led to further price increases throughout 2000 and into the first quarter of 2001.

Lower methanol prices driven by lower U.S. natural gas prices led to small reductions in acetic acid prices in the second quarter of 2001.  A significant slow-down in world economic activity in the second half of 2001 resulted in dramatic reductions in demand for acetic acid and VAM and lower pricing. This economic slow-down continued into the first quarter of 2002 but by the second quarter and into the first quarter of 2003, the demand had improved allowing prices for both acetic acid and VAM to increase throughout the year.

The 400,000 tonne Celanese plant located in Singapore and the 500,000 tonne BP Amoco/Petronas plant located in Malaysia which came on stream in the second half of 2000 have been absorbed into the world market, although both have encountered feedstock supply problems which have curtailed operating rates.  No significant capacity increases have been announced for the next three years except in China and Iran (150,000 tonnes of acetic acid each).

The outlook for VAM is strong as no additional capacity additions have been announced for the next three years following the two expansions in 2001.  The 240,000 tonne Dairen plant in Taiwan started up in the first quarter of 2001.  This replaced an existing 120,000 tonne facility which was converted to production of a non-Acetyls related chemical.  BP’s 250,000 tonne VAM plant in the U.K. started up in the fourth quarter of 2001. This capacity increase was partially offset by the closure of BP’s VAM plant totalling 110,000 tonnes capacity and the closure of Enichem’s Italian plant whose output was marketed by BP.

Costs

The Company’s operating cost structure is primarily dependent on the prices of its principal feedstocks, methanol and natural gas, and, to a lesser extent, transportation costs, plant overhead and other overhead expenses.  Costs for methanol and natural gas, which are driven by market cycles and have historically been volatile, account for a high percentage of the Company’s total production costs.

The Company purchases methanol pursuant to contracts containing price formulas which are a blend of the published European contract and spot methanol prices.  The published European contract price for methanol increased by 262% from the fourth quarter of 1993 to the first quarter of 1995.  Subsequently, methanol prices declined significantly, with a published European contract price of Euros 113 applicable to purchases made in the fourth quarter of 1995.  This price remained stable until the third quarter of 1996 when it increased to Euros 124.  During 1997, the contract price moved from Euros 145 to Euros 173 before settling at Euros 166 through the first quarter of 1998.  Contract prices dropped throughout 1998, finishing the year at Euros 98.  The downward trend continued through the first quarter of 1999 to a level of Euros 88.  Methanol prices stabilized in the second quarter then increased to Euros 121 per tonne by the end of the year due to shortages of methanol in Europe and in response to doubling of oil-related feedstock cost increases.  Methanol continued to increase in the first quarter of 2000 when the contract price for methanol was set at Euros 128 per tonne.  In response to increasing US Gulf Coast natural gas costs, methanol continued to increase to Euros 142 per tonne in the second quarter, to Euros 210 per tonne in the third quarter, and to Euros 255 per tonne in the fourth quarter of 2000.  This price continued for the first half of 2001 followed by reductions to Euros 220 in the third quarter and Euros 150 in the fourth quarter of 2001.  The contract price dropped to its low point of Euros 125 in the first quarter of 2002 and then increased to Euros 208 for the second half of the 2002 and to Euros 228 for the first quarter of 2003.

During 2000, the Company received its first shipments of methanol under a fixed price long-term supply contract.  The annual commitments under the contract are for an amount which represents approximately 50% of the Company’s methanol requirements.

The Company purchases substantially all of its natural gas from GSO pursuant to a contract which adjusts prices monthly and which ended December 31, 2002, and which will be renewed for one year.  These contract prices, averaged over the period of a year, are generally comparable to the market prices set by Gaz de France.

Transportation costs have been relatively stable as the Company owns or leases, pursuant to long-term leases, significantly all of its railcar needs and has low-cost contracts for most of its European shipping needs.  Other operating costs and general and administrative expenses have been relatively stable in terms of Euros.

For financial reporting years prior to 2002, gains and losses on translation of certain foreign currency debt of prior years were being deferred and amortized over the term of the debt for purposes of Canadian generally accepted accounting principles (Canadian GAAP).  In 2002, the Company changed its accounting policy to require the recognition of all exchange gains and losses in income as they arise.  This policy has been applied retroactively, reducing reported earnings for 2001 by $3.6 million ($0.15 per share).  With this change in Canadian GAAP policy, the accounting for foreign exchange for both Canadian and U.S. purposes is equivalent.

Year ended December 31, 2002 versus year ended December 31, 2001

Net Sales

For the year ended December 31, 2002, compared to the year ended December 31, 2001, net sales decreased by 8% or $16.9 million to $205.5 million from $222.4 million.  This decrease resulted from a decrease in average product selling price of 11% from 2001 to 2002 while sales volumes were 5% lower than in 2001.  Sales volumes were lower as the scheduled 3-week maintenance turnaround in November and December, 2002, reduced the quantities of acetic acid and VAM available for sale to customers.

Industry newsletters indicate that pricing for the fourth quarter of 2002 measured in Euros compared to the fourth quarter of 2001 increased by approximately 19% for VAM and by 12% for acetic acid.  As compared to the third quarter of 2002, prices in the fourth quarter of 2002 were reported to have increased by approximately 4% for both VAM and acetic acid.  Although pricing has not yet been settled, these same newsletters have indicated that contract prices for the first quarter of 2003 will increase by approximately the same 4% over Q4 2002 prices.

Gross Profit

Gross profit for the year ended December 31, 2002, decreased by 36% or $12.8 million to $22.8 million from $35.6 million.  The decrease in gross profit was primarily due to lower sales revenues while feedstock costs were only 3% lower.  As well, depreciation expense was higher by $1.4 million  reflecting the stronger Euro as well as the acquisition of the polyvinyl acetate assets in Roussillon, France.

The European contract price for methanol increased by 39% from the fourth quarter of 2001 to the fourth quarter of 2002 to a level of Euros 208 per tonne.  The contract price for the first quarter of 2003 will increase another Euros 20 to Euros 228 per tonne.

The cost of natural gas will continue to increase into the first quarter of 2003 in response to higher world crude oil prices.

Operating Income

Operating income for 2002 decreased by $15.1 million to $11.0 million from $26.1 million primarily due to the decrease in gross profit described above.  Selling general and administrative expenses were $2.0 million higher due, in part, to severance costs of $0.5 million, doubtful accounts of $0.4 million, and foreign exchange effects of $0.4 million.

Net Income

As a result of the factors discussed above, the net income for the year decreased by $14.5 million to a loss of $12.9 million from net income of $1.6 million in 2001 (as restated).

Income tax expense continues to be zero as the Company utilizes income tax loss carryovers for which no provision has been made in the accounts.  These losses will continue to be utilized until the Company has generated approximately $40 million in income before income taxes.  The Company continues to pursue a refund claim totalling $6.0 million for French income taxes relating to the 1995 and 1996 tax years.  During the year, this refund claim was reclassified from current assets to other assets as the claim has moved from administrative procedures to the French judicial system.

Year ended December 31, 2001 versus year ended December 31, 2000

Net Sales

For the year ended December 31, 2001, compared to the year ended December 31, 2000, net sales increased by 5% or $9.8 million to $222.4 from $212.6 million.  This increase resulted from an increase in average product selling price of 1% from 2000 to 2001 sales volumes which were 3% higher than in 2000.  Sales volumes were higher as the prior year included the scheduled 5-week maintenance turnaround.

Industry newsletters indicate that pricing for the fourth quarter of 2001 measured in Euros compared to the fourth quarter of 2000 decreased by approximately 21% for VAM and by 24% for acetic acid.  As compared to the third quarter of 2001, prices in the fourth quarter of 2001 were reported to have decreased by 17% and 7% for VAM and acetic acid respectively.

These same newsletters indicate that European contract pricing for acetic acid and VAM in the first quarter of 2002 will decrease by another 4.5% and 9.7% respectively as compared to the contract prices in the fourth quarter of 2001.  These price decreases reflect slowing worldwide demand for both acetic acid and VAM due to the global economic slowdown.

Gross Profit

Gross profit for the year ended December 31, 2001, decreased by 16% or $6.6 million to $35.6 million from $42.2 million.  The decrease in gross profit was primarily due to feedstock costs which were approximately 8% higher while net sales revenues increased by only 1%.  As well, depreciation expense was lower by $1.7 million due to the full depreciation of certain assets acquired in 1995.

The European contract price for methanol decreased by 41% from the fourth quarter of 2000 to the fourth quarter of 2001 and decreased 34% from the third quarter of 2001 to the fourth quarter of 2001.  The first quarter contract price for 2002 will drop another Euros 25 to Euros 125 per tonne.

The cost of natural gas will remain stable in the first quarter of 2002 as the benefit of the natural gas hedge ended on December 31, 2001 and the contract pricing in the first quarter reflects current lower world oil prices.

Operating Income

Operating income for 2001 decreased by $8.5 million to $26.1 million from $34.6 million primarily due to the decrease in gross profit described above.

Net Income

In the third quarter of 2001, the Company refinanced its long-term debt.  Deferred financing costs of $6.3 million associated with the old debt were written off.  As a result of the factors discussed above, the net income for the year decreased by $15.3 million to $1.6 million from $16.9 million in 2000.

Income tax expense continues to be zero as the Company utilizes income tax loss carryovers for which no provision has been made in the accounts.  These losses will continue to be utilized until the Company has generated approximately $40 million in income before income taxes.  The Company continues to pursue a refund claim totalling $6.0 million for French income taxes relating to the 1995 and 1996 tax years.

Liquidity and Capital Resources

Year ended December 31, 2002 versus year ended December 31, 2001

Cash provided by operations (prior to changes in noncash working capital) for the year ended December 31, 2001, was $5.2 million compared to $24.6 million for the year ended December 31, 2001.

As the functional currency of the Company’s operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date.  As the value of the Euro (and previously the French France) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the cumulative translation adjustment and not in the Company’s earnings.  However, in 2002, the Euro strengthened relative to the U.S. dollar, reducing the cumulative translation adjustment from $74.3 million at December 31, 2001, to $43.3 million at December 31, 2002.

The Company expects to satisfy its cash requirements in the future through internally generated cash.

Year ended December 31, 2001 versus year ended December 31, 2000

Cash provided by operations (prior to changes in noncash working capital) for the year ended December 31, 2001, was $24.6 million compared to $35.3 million for the year ended December 31, 2000.

As the functional currency of the Company’s operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date.  As the value of the Euro (and previously the French France) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the cumulative translation adjustment and not in the Company’s earnings.

During the year, the Company refinanced its $180 million 9 ¾% senior secured bonds due October 1, 2003, with a new issue of $190 million 10 7/8% senior unsecured bonds due August 1, 2009.  The bonds which were issued at par provide for semi-annual interest payments starting February 1, 2002.  The notes are redeemable at the Company’s option at any time after August 1, 2005, at specified redemption prices plus accrued interest.  The costs incurred in the refinancing of approximately $7.3 million are amortized over the period that the bonds are outstanding.  The remaining deferred financing costs of $6.3 million related to the $180 million bonds have been written off in the period.

The Company expects to satisfy its cash requirements in the future through internally generated cash.

Capital Expenditures and Shutdown Costs

Capital Expenditures

Capital expenditures during the year ended December 31, 2002, totalled $12.9 million, including $4.6 million for the acquisition of the polyvinyl acetate assets of Rhodia, S.A. at Roussillon France, $3.0 million for cost associated with the planned turnaround at Pardies in November and December, 2002, and additional investments at Roussillon of $1.0 million.  The balance of $4.3 million represents maintenance-level capital expenditures.  In addition to maintenance level capital expenditures for 2003 of $4.4 million, the Company plans to spend $1.0 million on information technology upgrades, $1.3 million in small capacity increases at Erkol in Spain, and $0.5 million at Roussillon.

Capital expenditures in 2003 are expected to be $7.0 million consisting of $3.0 million of maintenance-level capital expenditures, environmental upgrades of $1.0 million, information technology upgrades of $1.0 million, and capacity expansion investments of $2.0 million.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in connection with the proceedings discussed under “Business Regulation-Remedial Actions and Indemnity”.  The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Item 1

Market for Securities

Acetex’ securities are listed and posted for trading on the Toronto Stock Exchange.

Item 2

Directors and Officers

The following table sets forth certain information regarding the directors, executive officers and certain key employees of the Company:

Name and Municipality of Residence	Position
BROOKE N. WADE (a) Vancouver, British Columbia	Chairman and Chief Executive Officer and Director
KENNETH E. VIDALIN (b) Vancouver, British Columbia	President and Chief Operating Officer and Director
JOHN B. ZAOZIRNY, Q.C. (b) Calgary, Alberta	Director
JOHN L. GARCIA (b) London, United Kingdom	Director
PIERRE DUTHEIL (b) Paris, France	Director and Foreign Officer
JEAN-PIERRE SOUFFLET (c) Paris, France	Vice President and General Manager, Acetex Chimie S.A.
DONALD K. MILLER (d) Vancouver, British Columbia	Chief Financial Officer
DAVID W. ROSS (e) Calgary, Alberta	Corporate Secretary
PETER EATON Paris, France	Director of Marketing and Public Relations, Acetex Chimie SA.
GILLES PICHOU Paris, France	Financial Director, Acetex Chimie S.A.
ROGER GUICHARD Pardies, France	Site Director, Acetex Chimie S.A.
JUAN ANTONIO SALAZAR Tarragona, Spain	General Manager, Erkol
JEAN-NOËL LACROIX Paris, France	Director of Strategy Development, Acetex Chimie S.A.

(a)

Director since 1994.

(b)

Director since 1995.

(c)

Vice President and General Manager since September, 2000.

(d)

Chief Financial Officer since 1995.

(e)

Corporate Secretary since 1994.

All directors of the Company serve terms of one year.  There is no family relationship between any of the Directors and Officers.

Brooke N. Wade is the Chairman of the Board, Chief Executive Officer and a Director of the Company.  Mr. Wade has been a Director of the Company since 1994.  From 1987 to October, 1994, Mr. Wade was the President of Methanex (then Ocelot Industries Ltd. (“Ocelot”)).  Prior thereto, Mr. Wade served as Vice President-Finance for Ocelot.  Mr. Wade is also the President of Wade Capital Corporation, a private company.

Kenneth E. Vidalin is the President, Chief Operating Officer and a Director of the Company.  Mr. Vidalin has been a Director of the Company since 1995.  Until December, 1994, Mr. Vidalin was a Director and Executive Vice President of Methanex where his duties included strategic direction of the company’s marketing and operations.  Mr. Vidalin joined Methanex (then Ocelot) in 1983, and also served as Vice President Marketing and General Manager.

John B. Zaozirny, Q.C. has been a Director of the Company since 1995.  Mr. Zaozirny has been counsel to the Canadian law firm McCarthy Tétrault LLP since July, 1987 and is a director of a number of Canadian public companies.  Prior to joining McCarthy Tétrault, Mr. Zaozirny was the Minister of Energy and Natural Resources for the Province of Alberta, Canada from November, 1982 to May, 1986, and a partner of the Canadian law firm Russell & DuMoulin from July, 1986 to 1987.

John L. Garcia, Ph.D. has been a Director of the Company since 1995.  Mr. Garcia is Managing Director of AEA Investors Inc.  Previously he was Managing Director and Head of the Global Chemical Investment Banking Group with Credit Suisse First Boston since 1994 and prior thereto was a Managing Director with Wertheim Schroder & Co. Inc.

Pierre Dutheil has been a Director of the Company since 1995.  Mr. Dutheil has been an independent corporate advisor on cross border industrial and commercial operations since 1992.  From 1980 to 1992, Mr. Dutheil was a corporate executive at Thomson-CSF, a major international high-technology group.

Jean Pierre Soufflet has been the Vice President and General Manager of Acetex Chimie since September 2000.  Mr. Soufflet is a former President of Harris’s European Subsidiary, a position he held from 1996 to 2000.  Prior to that, he was Executive Vice President of Chemicals for Rhodia.

Donald K. Miller has been the Chief Financial Officer of the Company since June, 1995.  From 1976 to 1994, Mr. Miller was with the accounting firm of KPMG in Canada.  Prior to joining the Company, Mr. Miller was acting Chief Financial Officer of Ashton Mining of Canada Ltd., a publicly held Canadian corporation.

David W. Ross has been Corporate Secretary of the Company since December, 1994.  Mr. Ross is a partner of the Canadian law firm of Burnet, Duckworth & Palmer LLP.  He was formerly a partner of McCarthy Tétrault LLP, with whom he practiced from 1984 to 2003.

Peter Eaton is Director of Marketing and Public Relations of Acetex Chimie.  Prior to December 2000, he was Deputy General Manager, responsible for the Polyvinyl Alcohol Group.  From 1989 to 1994, Mr. Eaton was marketing director of the acetic acid business unit of Rhodia.

Gilles Pichou has been Finance Director of Acetex Chimie since January 1997.  During the prior 14 years, he held positions in the finance group at various locations of Dow Chemical in Europe.

Roger Guichard has been Plant Manager of the Pardies Plant since December 1998.  Previously, he was Managing Director of a French metallurgical company for three years.  For the prior three years, he was a management and training consultant with CEGOS, following five years as Director of Logistics and Plant Manager at Norsk Hydro.

Juan Antonio Salazar is General Manager of Erkol, and is in charge of both the Tarragona and Guardo plants.  Since 1982, Mr. Salazar has held several posts at the Tarragona plant, including production head and technical manager.

Jean-Noel Lacroix is Director, Strategy & Development of Acetex Chimie.  Mr. Lacroix joined Acetex in November 1995 as Sales & Logistics manager for the acetyls division.  Prior to joining Acetex he was a production engineer at Rhodia in Pont-de-Claix.

The board has an audit committee the members of which are John B. Zaozirny, Q.C., John L. Garcia and Pierre Dutheil, a human resources and corporate governance committee the members of which are John L. Garcia, John B. Zaozirny, Q.C. and Pierre Dutheil.  The board also has an environment committee, the members of which are Pierre Dutheil, John L. Garcia, John B. Zaozirny and Kenneth E. Vidalin.  The directors are elected for a term ending at the next General Meeting of Acetex.

Executive officers and directors as a group own 14,293,661 being approximately 54.04% of the outstanding Common Shares.

Item 1

Additional Information

Additional information, including director’s and officer’s remuneration, the principal holders of Acetex’ securities, options to purchase securities and interests of insiders in material transactions, is contained in Acetex’ Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is contained in Acetex’ comparative financial statements for the years ended December 31, 2002 and 2001.

When the securities of Acetex are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of its securities, Acetex will upon request to the Corporate Secretary as listed below, provide to any person the following information:

(i)

one copy of the Annual Information Form (“AIF”) of Acetex, together with one copy of any document, or the pertinent pages of any document, incorporated by reference into the AIF;

(ii)

one copy of the comparative financial statements of Acetex for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the issuer subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the information circular of Acetex in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in  lieu of that information circular, as appropriate; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above.

At any other time, upon request to the Corporate Secretary, as listed below, provide to any person one copy of any other documents referred to in (i) to (iii) above, provided Acetex may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Acetex.

For additional copies of this Annual Information Form or any of the materials listed in the preceding paragraphs, please contact:

David W. Ross, Corporate Secretary
Acetex Corporation
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Consolidated Financial Statements of

ACETEX CORPORATION

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Acetex Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Vancouver, Canada

February 7, 2003

ACETEX CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

December 31, 2002 and 2001

2002

2001

Assets

Current assets:

Cash and cash equivalents

$

61,890

$

51,605

Accounts receivable

43,699

44,481

Inventories (note 3)

28,481

25,075

Prepaid expenses and other

3,638

5,766

137,708

126,927

Property, plant and equipment (note 4)

110,191

95,309

Other assets (note 5)

15,976

11,953

$

263,875

$

234,189

Liabilities and Shareholders’ Equity (Deficiency)

Current liabilities:

Accounts payable and accrued liabilities

$

60,006

$

48,070

Pension obligation (note 6)

4,725

3,139

Long-term debt (note 7)

190,000

190,000

254,731

241,209

Shareholders’ equity (deficiency):

Share capital (note 8)

64,039

65,578

Retained earnings (deficit)

(11,563)

1,677

Cumulative translation adjustment

(43,332)

(74,275)

9,144

(7,020)

$

263,875

$

234,189

Commitments and contingencies (note 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(signed) “John Garcia”

Director

(signed) “ John Zaozirny”

Director

#

ACETEX CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States dollars, except for per share information)

Years ended December 31, 2002, 2001 and 2000

2002

2001

2000

(restated -

(restated -

- note 2(j))

- note 2(j))

Sales

$

205,529

$

222,382

$

212,627

Cost of goods sold

166,458

171,887

153,863

Amortization

16,248

14,854

16,574

182,706

186,741

170,437

Gross profit

22,823

35,641

42,190

Other operating expenses:

Selling, general and administrative

10,722

8,761

7,003

Research and development

1,069

794

605

11,791

9,555

7,608

Operating earnings

11,032

26,086

34,582

Other earnings (expense):

Interest expense

(20,480)

(18,251)

(17,403)

Loss on debt refinancing

-

(6,352)

-

Equity income (loss)

29

(328)

(762)

Foreign exchange gain (loss) and other

(3,504)

489

468

(23,955)

(24,442)

(17,697)

Net earnings (loss)

(12,923)

1,644

16,885

Retained earnings (deficit), beginning of year

1,677

33

(16,852)

Excess of purchase price over value assigned
to common shares repurchased (note 8(b))

(317)

-

-

Retained earnings (deficit), end of year

$

(11,563)

$

1,677

$

33

Net earnings (loss) per common share (note 2(k)):

Basic

$

(0.49)

$

0.05

$

0.65

Diluted

(0.49)

0.05

0.63

See accompanying notes to consolidated financial statements.

#

ACETEX CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

2002

2001

2000

(restated -

(restated -

- note 2(j))

- note 2(j))

Cash provided by (used for):

Operations:

Net earnings (loss)

$

(12,923)

$

1,644

$

16,885

Charges and credits to income not
involving cash:

Amortization

16,248

14,854

16,574

Loss on debt refinancing

-

6,352

-

Pension expense (recovery)

(36)

499

167

Amortization of deferred financing costs

971

890

892

Distributions received from equity
investee in excess of income

(29)

328

772

Other

1,011

-

-

Changes in non-cash operating
working capital:

Accounts receivable

8,318

2,234

(5,799)

Inventories

1,174

(3,046)

(5,025)

Prepaid expenses and other

(1,116)

2,421

684

Accounts payable and accrued liabilities

4,175

(10,337)

11,683

17,793

15,839

36,833

Investments:

Purchase of property, plant and equipment

(12,893)

(2,920)

(11,063)

Other

(246)

(1,101)

59

(13,139)

(4,021)

(11,004)

Financing:

Increase in share capital

449

505

321

Proceeds from issuance of long-term debt

-

190,000

-

Repayment of long-term debt

-

(180,000)

-

Costs incurred in refinancing debt

-

(11,867)

-

Increase (decrease) in pension obligation

589

(61)

(2,162)

Repurchase of common shares

(2,305)

-

-

(1,267)

(1,423)

(1,841)

Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currencies

6,898

(2,365)

(3,259)

Increase in cash and cash equivalents

10,285

8,030

20,729

Cash and cash equivalents, beginning of year

51,605

43,575

22,846

Cash and cash equivalents, end of year

$

61,890

$

51,605

$

43,575

Supplementary information:

Interest paid

$

20,318

$

17,550

$

17,550

Income taxes paid

150

1,838

242

See accompanying notes to consolidated financial statements.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

1.

Operations:

Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994.  Its principal business is the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe.

2.

Significant accounting policies:

(a)

Basis of presentation:

The consolidated financial statements of Acetex Corporation (the “Company”) have been prepared in accordance with generally accepted accounting principles in Canada.  They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned.  The Company’s 45% interest in Erfei A.I.E. (“Erfei”), a company subject to significant influence, is accounted for by the equity method.  Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized.  All material intercompany balances and transactions have been eliminated.  Except as set out in note 14, there are no material measurement differences to these consolidated financial statements between generally accepted accounting principles in Canada and the United States.

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and reasonable assumptions which impact the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheet, and the reported amounts of revenues and expenses during the reporting period.  Actual amounts may differ from these estimates.

(b)

Cash and cash equivalents:

Cash equivalents include term deposits with major financial institutions having terms to maturity at their date of acquisition of three months or less.

(c)

Inventories:

Inventories are stated at the lower of cost and net realizable value.  The cost of raw materials is determined using the weighted average cost of inventory on hand.  The cost of finished goods includes the cost of raw materials, as determined above, labour, depreciation and applicable overhead.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

2.

Significant accounting policies (continued):

(d)

Property, plant and equipment:

Property, plant and equipment is stated at cost.  Amortization is calculated on a straight-line basis over the estimated useful lives of the capital assets as follows:

Plant and processes

10 – 15 years

Equipment

3 – 15 years

Periodically, the Company conducts a shutdown of operating facilities to allow for inspection, necessary repairs and replacements.  Direct costs associated with these shutdowns are capitalized as incurred and amortized over the term to the next equivalent scheduled shutdown.  Routine repairs and maintenance are expensed as incurred.

The underlying value of property, plant and equipment is periodically assessed by management.  If the estimated undiscounted future cash flow from the assets is less than their carrying value, a provision will be recognized equal to this excess.

Obligations for future site remediation and restoration costs are provided for on a basis that matches the costs to be incurred with the events that are giving rise to the obligation when it is both probable that a future cost will be incurred and a reasonable estimate can be made of the Company’s ultimate liability (see also note 10(a)).

(e)

Other assets:

Other assets are recorded at cost.  They include deferred financing costs which are amortized to interest expense on the effective yield basis over the remaining term of the related senior notes.

The Company’s share of Erfei’s net income or loss has been included as equity income (loss) in the consolidated statement of operations.  Distributions received from Erfei have been applied against the carrying value of the equity investment.

(f)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed when incurred except when the Company has indicated its intention to use the process and the costs associated with the process are identifiable.  In these circumstances, the costs are deferred and amortized on a systematic and rational basis.  To December 31, 2002, no development costs have been deferred.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

2.

Significant accounting policies (continued):

(g)

Income taxes:

Income taxes are accounted for under the asset and liability method.  Future income taxes are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts and their respective tax base and operating loss and tax credit carry forwards.  Future tax assets and liabilities are measured using enacted, or, where applicable, substantially enacted tax rates for the years in which these temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income generally in the period that includes the enactment or substantive enactment date.  Future income tax assets are reduced by a valuation allowance to the extent that their realization is not considered to be more likely than not.

(h)

Sales recognition:

The Company recognizes sales in accordance with sales agreements when title to the product has been transferred to the customer, collection of the sales proceeds is reasonably assured and the Company has no significant continuing risks or obligations with respect to the product.  Sales are recorded net of shipping and handling costs of $28.2 million (2001 - $26.6 million; 2000 - $24.1 million).

(i)

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 8(d).  Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation.  The Company now applied the fair value method of accounting for certain stock-based transactions, which includes stock options granted by the Company to non-employees and direct awards to employees.  Other stock options granted to employees are accounted for by the settlement method whereby consideration paid to the Company on the exercise of stock options is recorded to share capital at the time of exercise.  The pro forma effect of accounting for the granting of employee stock options using the fair value based method is disclosed in (note 8(d)).

The reported financial position and results of operations of the Company were not impacted on adoption.

(j)

Foreign currency translation:

The Company’s functional and reporting currency is the United States dollar for all material operations other than for operations in France and Spain, where the functional currency is the Euro.  As each of these operations is considered to be a self-sustaining foreign operation, their financial statements have been translated into United States dollars using the exchange rate in effect at the end of each reporting period for asset and liability amounts and at the average exchange rate for each reporting period for amounts included in the determination of income.  Any gains or losses resulting from this translation of items that form part of the Company’s net investment in foreign operations have been included in the cumulative translation adjustment account on the consolidated balance sheet.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

2.

Significant accounting policies (continued):

(j)

Foreign currency translation (continued):

Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date.  Any gains or losses resulting from this translation have been included in the determination of income.  For financial reporting years prior to 2002, unrealized exchange gains and losses arising on the translation of long-term debt was being deferred and amortized over the term of the debt.  In 2002, the Company changed its accounting policy to the recognition of all exchange gains and losses in income as they arise.  This policy has been applied retroactively reducing 2001’s reported earnings by $3.6 million ($0.15 per share) and 2000’s reported earnings by $1.3 million ($0.05 per share).

(k)

Net earnings (loss) per common share:

Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss).  Diluted net earnings (loss) per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

The weighted average number of common shares used in the net earnings (loss) per share calculations are set out in note 8(f).

3.

Inventories:

2002

2001

Raw materials and spare parts

$

7,672

$

6,204

Finished products

20,809

18,871

$

28,481

$

25,075

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

4.

Property, plant and equipment:

2002

2001

Property

$

2,665

$

2,239

Plant and processes

52,581

41,047

Equipment

184,090

158,746

239,336

202,032

Accumulated amortization

(129,146)

(106,723)

$

110,190

$

95,309

5.

Other assets:

2002

2001

Deferred financing costs

$

7,027

$

6,917

French taxes recoverable

4,419

-

Deposits

125

321

Other

4,405

4,715

$

15,976

$

11,953

The Company is currently pursuing through the French judicial courts the recovery of taxes related to a prior year.  There can be no certainty that the refund will be received in fiscal 2003.  The taxes recoverable have been reclassified from prepaid expenses and other.

6.

Pension obligation:

The Company has pension obligations in France which total $4.7million at December 31, 2002 (2001 - $3.1 million) and which are accrued in the consolidated balance sheet.  Substantially all of the Company’s obligations in France are met as payment obligations to pensioners arise.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

7.

Long-term debt:

2002

2001

10-7/8% senior unsecured notes due August 1, 2009

$

190,000

$

190,000

During the year ended December 31, 2001, the Company issued $190.0 million senior unsecured notes (the “New Notes”), the proceeds of which were, in part, applied to repay in full the existing 9-3/4% senior secured notes (the “Old Notes”).  A loss of $3.5 million was incurred on settlement of the Old Notes reflecting the excess of the cost of settlement over the net carrying value of the Old Notes at the date of settlement.  Interest on the New Notes is payable semi-annually.  The New Notes are redeemable at the Company’s option on or after August 1, 2005 at specified redemption prices plus accrued interest.

8.

Share capital:

(a)

Authorized:  Unlimited number of common shares.

(b)

Issued:

Number of

Assigned

common shares

value

Issued, December 31, 1999

25,915,564

$

64,752

Issued for cash on exercise of options

198,800

321

Issued, December 31, 2000

26,114,364

65,073

Issued for cash on exercise of options

295,600

505

Issued, December 31, 2001

26,409,964

65,578

Issued for cash on exercise of options

113,500

209

Repurchased

(879,500)

(1,988)

Settlement of share purchase loan

-

240

Issued, December 31, 2002

25,643,964

$

64,039

During the year ended December 31, 2002, the Company repurchased 879,500 common shares for cash consideration of $2.3 million pursuant to a normal course issued bid.  Of the purchase cost, $2.0 million has been allocated to reduce share capital and $0.3 million assigned to increase the deficit.

(c)

Notes receivable:

Share capital is disclosed net of $135,000 (December 31, 2001 and 2000 - $375,000) of demand notes receivable that bear interest at 8% per annum and relate to the purchase of the Company’s issued common shares by directors, officers or employees.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

8.

Share capital (continued):

(d)

Stock options:

The Company’s stock option plan provides for grants to directors, officers and key employees.  Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant.  Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant.  Stock options expire 10 years from the date of grant.

Number

Weighted average

of options

exercise price (CDN$)

Outstanding, December 31, 1999

2,801,088

$

6.57

Granted

1,255,000

7.73

Exercised

(198,800)

(2.65)

Forfeited

(385,000)

(14.00)

Outstanding, December 31, 2000

3,472,288

6.46

Granted

200,000

6.35

Exercised

(295,600)

(2.65)

Forfeited

(7,500)

(2.60)

Outstanding, December 31, 2001

3,369,188

6.59

Granted

40,000

3.00

Exercised

(113,500)

(2.88)

Forfeited

(402,500)

(12.22)

Outstanding, December 31, 2002

2,893,188

$

6.14

At December 31, 2002, the number of stock options approved for grant by the board of directors was 3,950,000.  The estimated fair value of stock options granted during the year ended December 31, 2002 was CDN$1.66 per option.  If the Company accounted for stock-based compensation issued subsequent to December 31, 2001 by the fair value method as described in note 2(i), loss and loss per share would not be materially different from the amounts reported.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Options outstanding

Options exercisable

Weighted

average

Weighted

Range of exercise

Weighted average

exercise

Exercisable

average

prices (CDN$)

Number

remaining term

price

number

exercise price

$2.60 - $3.00

672,100

6.47

$

2.62

632,100

$

2.60

$5.50 - $8.00

2,221,088

5.84

7.20

1,809,838

7.16

2,893,188

5.99

$

6.14

2,441,938

$

5.98

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

8.

Share capital (continued):

(e)

Restrictions on dividends:

Covenants attached to the senior unsecured notes (note 7) restrict the Company’s ability to make dividend or other cash capital distributions to an amount determined by reference to cumulative earnings (as defined) plus the proceeds from specified capital transactions.

(f)

Net earnings (loss) per share:

The weighted average number of common shares used in the calculation of net earnings (loss) per share for each period have been determined as follows (in thousands):

2002

2001

2000

Basic – weighted average number
outstanding

26,314

26,310

26,019

Effect of dilutive stock options

-

678

847

Dilutive - weighted average number
outstanding

26,314

26,988

26,866

All stock options have been excluded from the calculation of diluted loss per share for 2002 as their effect is anti-dilutive.

9.

Income taxes:

The provision for income taxes varies from the provision for income taxes calculated at the Canadian combined statutory income tax rate of 39.6% (2001 - 44.6%; 2000 - 44.6%) as follows:

2002

2001

2000

Income (loss) before income taxes

$

(12,923)

$

1,644

$

16,885

Provision for income taxes at statutory rates

$

(5,118)

$

733

$

7,531

Lower taxes in foreign jurisdictions

(11,208)

(14,566)

(15,078)

Losses for which no tax benefit has been
provided

16,326

13,833

7,547

$

-

$

-

$

-

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

9.

Income taxes (continued):

As at December 31, 2002 and 2001, the effects of temporary differences that give rise to significant future tax assets and liabilities are as follows:

2002

2001

Future tax assets:

Net operating loss carry forwards

$

84,581

$

75,308

Net capital loss carry forwards

1,742

2,864

Inventory valuations

813

674

Pension plan

1,371

1,092

Other

1,987

1,581

Total gross future tax assets

90,494

81,519

Valuation allowance

(67,235)

(59,728)

Net future tax assets

23,259

21,791

Future tax liabilities:

Excess of book basis over tax basis of capital assets

(20,569)

(15,636)

Other

(2,690)

(6,155)

Total gross future tax liabilities

(23,259)

(21,791)

Net future tax liability

$

-

$

-

At December 31, 2002, the Company has operating tax loss carry forwards which are available to offset taxable income in future years as follows:

Amount

Expiry dates

Canada

$

106,000

2003/2009

France

64,100

2003/2007

France

55,100

Indefinitely

Spain

16,900

2007/2016

$

242,100

In addition, the Company has capital loss carry forwards of $8.8 million that are available indefinitely to offset taxable capital gains in Canada.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

10.

Commitments and contingencies:

(a)

Rhodia Agreement:

Concurrent with completion of the acquisition of the acetic acid business of Rhodia in 1995 (the “Acquisition”), the Company entered into an agreement with Rhodia which indemnifies the Company from specified costs arising due to existing environmental matters.  The continuing material terms of the agreement are as set out below.

At the time of the Acquisition, environmental studies were undertaken of the French and Spanish production facilities.  The French studies, which identified certain problems relating to soil and groundwater pollution, were submitted to the appropriate French government environmental authority.  This authority is responsible for defining the remedial actions required for the environmental problems identified in the report.  The Spanish studies were finalized and submitted and the Company received comments from the applicable authorities in 1998.  Under the indemnity agreement, Rhodia is responsible for all of the costs associated with the remedial actions required by the environmental authority to be taken in connection with these identified environmental problems without regard to cost, expense or time.  As those identified problems at the date of Acquisition are the responsibility of Rhodia, no provision has been made for the costs associated with such matters in the consolidated financial statements.

In addition, notwithstanding the completion of the remedial actions discussed in the preceding paragraph, Rhodia is solely responsible for any additional remedial actions relating to the identified problems that may be required by any government agency unless such additional remedial measures are required in connection with a change in environmental law or environmental permits.

Any remedial actions required as a result of any change in or cessation of the activities of the Pardies plant are to be borne solely by the Company.  Management does not believe that the Company has any material financial obligations with respect to currently existing environmental problems.

(b)

Operating costs:

The Company had entered into a forward contract which covered substantially all of the natural gas purchases required by the Company to December 31, 2001.  This contract was closed during the year ended December 31, 2000.  This contract was accounted for as a hedge of the feedstock purchases with gains and losses recognized at the time the gas was purchased.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

10.

Commitments and contingencies (continued):

(b)

Operating costs (continued):

The Company has entered into long-term supply contracts to purchase methanol, carbon monoxide and oxygen for the Pardies plant, being three of the principal feedstocks of production.  The Company has a fixed priced methanol supply contract under which it has agreed to purchase an amount of methanol, which currently represents approximately 50% of its annual requirements, at a price that is fixed for the duration of the contract.  This contract will terminate in 2010 and is automatically renewable on an annual basis thereafter unless ninety days prior notice has been given.  The Company purchases its remaining methanol requirements in the merchant market at European spot and contract prices.  The Company purchases oxygen pursuant to a contract that expires May 7, 2006, under which the price of oxygen is indexed to the Company’s cost of electricity.  The Company purchases carbon monoxide pursuant to a contract that expires March 31, 2007, under which the price includes a fixed base amount and an additional variable cost based on usage.  The aggregate minimum annual obligations under these contracts is approximately $20.5 million.

The Company currently purchases substantially all of its natural gas requirements, the other significant raw material feedstock, pursuant to a one year contract expiring on December 31, 2003.

The Company has entered into contracts for the shipping of its products to customers.  These contracts are predominantly short-term in nature.

The Company has indirectly entered into a contract which extends to 2005 under which a third party has undertaken to produce and deliver to the Company 40,000 tonnes per year of vinyl acetate monomer (“VAM”).  The Company supplies acetic acid which is tolled into vinyl acetate monomer at a price per tonne based on the third party’s cost of production.

11.

Financial instruments:

At December 31, 2002, financial instruments comprise cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities and long-term debt.  Except as indicated below, the fair value of such amounts are not materially different from their carrying values primarily due to their ability for prompt liquidation or short term to maturity.  Based on market trading information, the fair value of the long-term debt at December 31, 2002 is $201.4 million (2001 - $190.5 million).

The Company does not hold any other financial instruments with off-balance sheet risk of accounting loss.  In prior years, the Company has entered into feedstock, swap and other contracts intended to mitigate the risk of unplanned fluctuations on its operating costs.  When entered into, such instruments involve risk from the possible inability of counterparties to meet their obligations.  Historically, the Company has limited its risk by having only major financial institutions as counterparties.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

12.

Economic dependence and concentration of credit risk:

Approximately 52% (2001 - 51%; 2000 - 56%) of the Company’s sales are made to ten customers.  The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.  As at December 31, 2002, approximately 48% (2001 - 45%) of the Company’s accounts receivable were owing from these customers, thereby increasing the level of credit risk due to the concentration of the accounts receivable.

13.

Segmented information:

The Company is managed and operates as a single operating unit.  The Company produces and distributes acetic acid and certain derivatives, primarily VAM and polyvinyl alcohol, from production facilities in France and Spain.  VAM produced by or for the Company is a significant input into the production of polyvinyl alcohol.  Substantially all sales occur in Europe.  The Company has no significant sales and only nominal capital assets in Canada.

Sales by product for each of the years in the three-year period ended December 31, 2002 were as follows:

2002

2001

2000

Acetic acid

$

69,955

$

67,122

$

61,740

VAM

79,552

91,494

88,583

Acetic derivatives

59,022

63,766

62,304

$

208,529

$

222,382

$

212,627

14.

United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States (“US GAAP").  Material issues that could give rise to measurement differences to these consolidated financial statements are as follows:

(a)

Foreign exchange:

Under Canadian GAAP, in prior years foreign exchange gains and losses related to long-term monetary liabilities were deferred in the consolidated balance sheet and amortized to income over the term of the related item.  Under US GAAP, these gains and losses are recognized in the determination of income as they arise.  In the year ended December 31, 2002, the Company retroactively changed its accounting policy under Canadian GAAP as described in note 2(j) and now accounts for such items on a consistent basis.  As a result, there is no longer a Canadian GAAP:US GAAP difference for this item.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

14.

United States generally accepted accounting principles (continued):

(b)

Stock-based compensation:

As described in note 8, the Company has granted stock options to certain directors and employees.  These options are granted for services provided to the Company.  For US GAAP purposes, Statement of Financial Accounting Standards No. 123 (SFAS 123) requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income.  The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25.  Although options are granted at exercise prices based on the market value of the Company’s share at the date of Board approval, due to a requirement for shareholder approval in a prior year, for accounting purposes the grant date of certain options was at a subsequent date.  Based on market and exercise prices at the date of shareholder approval, stock compensation expense of $275,000 (2001 - $308,000; 2000 - nil) has been recognized.

During the year ended December 31, 1999, the Company repriced certain outstanding options held by non-executive employees.  Such options, to the extent they were still outstanding, were required to be accounted for as variable plan options with effect from July 1, 2000.  In addition, during the year ended December 31, 2000 the Company cancelled certain options which resulted, for accounting purposes, in an effective repricing.  The deemed replacement options issued are also accounted for as variable plan options with effect from the later of date of cancellation and their grant date for accounting purposes.  Under variable plan accounting, compensation expense is recorded to the extent that the market price of the Company’s shares exceeds the price at the measurement date until such options are exercised, cancelled or forfeited.  Based on market prices at the relevant dates, no variable plan stock compensation expense is required to have been recorded to December 31, 2002.

(c)

Financial instruments and derivatives:

The Company accounts for financial instruments, other than derivatives, at cost less allowances for impairment.

Commencing January 1, 2001, the Company has recognized derivative instruments on the consolidated balance sheet at their fair value.  On the date a derivative contract is entered into, the Company either designates the derivative as a hedge of the fair value, cash flows or foreign currency risks of an underlying transaction or balance, as appropriate in the circumstances, or accounts for the derivative as a speculative instrument.  Where the derivative is to be accounted for as a hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction.  The Company will also formally assess, both at the hedge’s inception and on an ongoing basis, where the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items.  When it is determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

14.

United States generally accepted accounting principles (continued):

(c)

Financial instruments and derivatives (continued):

Changes in fair value of a derivative that is identified and highly effective as a hedge are excluded from income to be recognized at the time of the underlying transaction.  Changes in the fair value of derivatives that are not accounted for as hedges are recognized in the determination of income as they occur.

At January 1, 2001 and to December 31, 2002, the Company had no derivative instruments outstanding.  For US GAAP purposes, the unrecognized gain at January 1, 2001 of $2.4 million from the settlement of the natural gas contract disclosed in note 10(b) has been reclassified as a transition adjustment to other comprehensive income.  In addition, the deferred gain recognized during the year ended December 31, 2001 as an adjustment of the cost of natural gas purchased of $2.4 million has been reflected as a reduction in other comprehensive income.

(d)

Shipping and handling costs:

As discussed in note 2(h), sales are disclosed net of shipping and handling costs.  Under US GAAP, such costs would not be netted against sales but would increase cost of goods sold.

Accordingly, under US GAAP sales and cost of goods sold would be as follows:

2002

2001

2000

Sales

$

233,683

$

249,002

$

236,733

Cost of goods sold

194,612

198,507

177,969

(e)

Comprehensive income:

Under US GAAP, the Company is required to report and display comprehensive earnings (loss) which includes both net earnings and other gains and losses affecting shareholders’ equity that are excluded from net earnings (loss).  The only components of comprehensive earnings (loss) are the net earnings (loss) for the year, the foreign currency translation component of shareholders’ equity and the transition adjustment and reduction.  This information is presented below.  Accumulated other comprehensive loss at December 31, 2002 and 2001 equals the cumulative translation adjustment account balance as reported in the consolidated balance sheet prepared in accordance with Canadian GAAP.

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

14.

United States generally accepted accounting principles (continued):

(f)

Impact of differences:

These differences would have affected the reported loss and retained earnings (deficit) as follows:

2002

2001

2000

Net earnings (loss) - Canadian GAAP

$

(12,923)

$

1,644

$

16,885

Stock compensation expense (c)

(275)

(308)

-

Net earnings (loss) - US GAAP

(13,198)

1,336

16,885

Other comprehensive earnings (loss):

Cumulative translation adjustment

30,943

(10,320)

(12,781)

Transition adjustment (d)

-

2,454

-

Reduction in unrecognized gain on
cash flow derivative (d)

-

(2,454)

-

Comprehensive earnings (loss)
- US GAAP (f)

$

17,745

$

(8,984)

$

4,104

Basic net earnings (loss) per common
share - US GAAP

$

(0.50)

$

0.05

$

0.65

Diluted net earnings (loss) per common
share - US GAAP

$

(0.50)

$

0.05

$

0.63

2002

2001

Retained earnings (deficit) - Canadian GAAP

$

(11,563)

$

1,677

Stock compensation expense

(583)

(308)

Retained earnings - US GAAP

$

(12,146)

$

1,369

#

ACETEX CORPORATION

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

14.

United States generally accepted accounting principles (continued):

(g)

Recent accounting pronouncements:

(i)

Statement of Financial Accounting Standards No. 143

SFAS No. 143, “Accounting for Asset Retirement Obligations” provides accounting requirements for retirement obligations associated with tangible long-lived assets for which the legal obligation to settle is a result of an existing legal obligation, including those obligations to settle due to an existing or enacted law, written or oral contract, or by legal construction under the doctrine of promissory estoppel.  Such an obligation would be recognized in the period in which it meets the definition of a liability, and on initial recognition, the liability would be measured at fair value.  SFAS 143 requires the recognition of changes in the liability resulting from the (1) passage of time and (2) revisions in cash flow estimates.  In addition, SFAS 143 includes certain disclosure requirements.  For the Company, SFAS 143 is effective in fiscal 2003.

(ii)

Statement of Financial Accounting Standards No. 146:

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” addresses the financial accounting and reporting for costs associated with exit or disposal activities.  SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework.  SFAS No. 146 is effective for exit and disposal activities initiated after December 31,2002.

(iii)

Statement of Financial Interpretation No. 45:

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees.  FIN 45 further requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur, initially at the guarantee’s fair value.  The recognition of the liability is required regardless of the probability that payments will be required.

The Company has not determined the implications on adoption of SFAS 143.  SFAS 146 will not have any financial statement impact on adoption.  In preparing the consolidated financial statements, the Company has considered the disclosure requirements of FIN 45.

#