Form 40-F/A
period 2002-12-31
ACETEX CORP
filed 2003-04-29
CIK 1002929

FORM 40-F/A

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

By:	Registrant: ACETEX CORPORATION /s/ David W. Ross
Name:	David W. Ross
Title:	Corporate Secretary

Date:	April 1, 2003

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

/s/ Brooke N. Wade
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

/s/ Donald K. Miller
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

Acetex Corporation (Alberta)
3083829 Canada Inc. (Canada)
10%
90%
Acetex LLC (Delaware)
Acetex B.V. (Netherlands)
Transatlantique Chimie S.A. (France)
Acetex Chimie S.A. (France)
Acetex Derivatives, SAS (France)
Erkol S.A. (Spain)
Acetex Intermediates, SAS (France)
45%
Erfei, A.I.E. (Spain)
Operating Entities

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

The diagram below provides a summary of the major global end-uses of acetic acid in 2002:

Others
(14%)
agrochemicals; dyes; food
pharmaceuticals
PurifiedTerephthalic
Acid (18%)
polyester fibres
textiles
PET resin
bottles, packaging
Acetate Solvents
(13% )
paints
automotive; building
printing inks
packaging
cellulose acetate
cigarette filters; textiles; plastics
Acetic Anhydride (13%)
bleaching
detergents
pharmaceuticals; agrochemicals,
dyes;
polyvinyl alcohol
Pvb safety glass
paint; paper; adhesives; textiles
polyvinyl acetate
VAM (42%)
ethylene vinyl acetate
adhesives
ethylene vinyl alcohol
packaging

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

Methanol
(Open Market)
Norsk Hydro
Natural Gas
(G.S.O.)
Oxygen
(Air Liquide)
Acetic
Acid (2)
Carbon
Monoxide
Acetylene (1)
Hydrogen (1)
VAM (3)
Merchant Market
Acetic Anhydride (4)
(Roussillon)
VAM (CISL)
Merchant Market
Polyvinyl Acetate (5)
(Guardo & Roussillon)
Polyvinyl Alcohol (5)
(Tarragona & Guardo)
Norsk Hydro
Suppliers
Pardies Plant

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

(signed) "KPMG LLP"

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
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 60,006	$ 48,070
Pension obligation (note 6)	4,725	3,139
Long-term debt (note 7)	190,000	190,000
	254,731	241,209
Shareholders' equity (deficiency):		
Share capital (note 8)	64,039	65,578
Retained earnings (deficit)	(11,563)	1,677
Cumulative translation adjustment	(43,332)	(74,275)
	9,144	(7,020)
	$ 263,875	$ 234,189

Commitments and contingencies (note 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(signed) "John Garcia" Director

(signed) " John Zaozirny" Director

ACETEX CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)
(Expressed in thousands of United States dollars, except for per share information)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(restated - - note 2(j))	(restated - - note 2(j))
Sales	$ 205,529	$ 222,382	$ 212,627
Cost of goods sold	166,458	171,887	153,863
Amortization	16,248	14,854	16,574
	182,706	186,741	170,437
Gross profit	22,823	35,641	42,190
Other operating expenses:			
Selling, general and administrative	10,722	8,761	7,003
Research and development	1,069	794	605
	11,791	9,555	7,608
Operating earnings	11,032	26,086	34,582
Other earnings (expense):			
Interest expense	(20,480)	(18,251)	(17,403)
Loss on debt refinancing	-	(6,352)	-
Equity income (loss)	29	(328)	(762)
Foreign exchange gain (loss) and other	(3,504)	489	468
	(23,955)	(24,442)	(17,697)
Net earnings (loss)	(12,923)	1,644	16,885
Retained earnings (deficit), beginning of year	1,677	33	(16,852)
Excess of purchase price over value assigned to common shares repurchased (note 8(b))	(317)	-	-
Retained earnings (deficit), end of year	$ (11,563)	$ 1,677	$ 33
Net earnings (loss) per common share (note 2(k)):			
Basic	$ (0.49)	$ 0.05	$ 0.65
Diluted	(0.49)	0.05	0.63

See accompanying notes to consolidated financial statements.

ACETEX CORPORATION

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(restated - - note 2(j))	(restated - - note 2(j))
Cash provided by (used for):			
Operations:			
Net earnings (loss)	$ (12,923)	$ 1,644	$ 16,885
Charges and credits to income not involving cash:			
Amortization	16,248	14,854	16,574
Loss on debt refinancing	-	6,352	-
Pension expense (recovery)	(36)	499	167
Amortization of deferred financing costs	971	890	892
Distributions received from equity investee in excess of income	(29)	328	772
Other	1,011	-	-
Changes in non-cash operating working capital:			
Accounts receivable	8,318	2,234	(5,799)
Inventories	1,174	(3,046)	(5,025)
Prepaid expenses and other	(1,116)	2,421	684
Accounts payable and accrued liabilities	4,175	(10,337)	11,683
	17,793	15,839	36,833
Investments:			
Purchase of property, plant and equipment	(12,893)	(2,920)	(11,063)
Other	(246)	(1,101)	59
	(13,139)	(4,021)	(11,004)
Financing:			
Increase in share capital	449	505	321
Proceeds from issuance of long-term debt	-	190,000	-
Repayment of long-term debt	-	(180,000)	-
Costs incurred in refinancing debt	-	(11,867)	-
Increase (decrease) in pension obligation	589	(61)	(2,162)
Repurchase of common shares	(2,305)	-	-
	(1,267)	(1,423)	(1,841)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	6,898	(2,365)	(3,259)
Increase in cash and cash equivalents	10,285	8,030	20,729
Cash and cash equivalents, beginning of year	51,605	43,575	22,846
Cash and cash equivalents, end of year	$ 61,890	$ 51,605	$ 43,575
Supplementary information:			
Interest paid	$ 20,318	$ 17,550	$ 17,550
Income taxes paid	150	1,838	242

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

2. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements of Acetex Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated. Except as set out in note 14, there are no material measurement differences to these consolidated financial statements between generally accepted accounting principles in Canada and the United States.

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

Obligations for future site remediation and restoration costs are provided for on a basis that matches the costs to be incurred with the events that are giving rise to the obligation when it is both probable that a future cost will be incurred and a reasonable estimate can be made of the Company's ultimate liability (see also note 10(a)).

(e) Other assets:

Other assets are recorded at cost. They include deferred financing costs which are amortized to interest expense on the effective yield basis over the remaining term of the related senior notes.

The Company's share of Erfei's net income or loss has been included as equity income (loss) in the consolidated statement of operations. Distributions received from Erfei have been applied against the carrying value of the equity investment.

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

(j) Foreign currency translation:

The Company's functional and reporting currency is the United States dollar for all material operations other than for operations in France and Spain, where the functional currency is the Euro. As each of these operations is considered to be a self-sustaining foreign operation, their financial statements have been translated into United States dollars using the exchange rate in effect at the end of each reporting period for asset and liability amounts and at the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses resulting from this translation of items that form part of the Company's net investment in foreign operations have been included in the cumulative translation adjustment account on the consolidated balance sheet.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

2. **Significant accounting policies (continued):**

(j) Foreign currency translation (continued):

Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Any gains or losses resulting from this translation have been included in the determination of income. For financial reporting years prior to 2002, unrealized exchange gains and losses arising on the translation of long-term debt was being deferred and amortized over the term of the debt. In 2002, the Company changed its accounting policy to the recognition of all exchange gains and losses in income as they arise. This policy has been applied retroactively reducing 2001's reported earnings by $3.6 million ($0.15 per share) and 2000's reported earnings by $1.3 million ($0.05 per share).

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

3. **Inventories:**

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

6. Pension obligation:

The Company has pension obligations in France which total $4.7million at December 31, 2002 (2001 - $3.1 million) and which are accrued in the consolidated balance sheet. Substantially all of the Company's obligations in France are met as payment obligations to pensioners arise.

ACETEX CORPORATION

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

7. Long-term debt:

	2002	2001
10-7/8% senior unsecured notes due August 1, 2009	$ 190,000	$ 190,000

During the year ended December 31, 2001, the Company issued $190.0 million senior unsecured notes (the "New Notes"), the proceeds of which were, in part, applied to repay in full the existing 9-3/4% senior secured notes (the "Old Notes"). A loss of $3.5 million was incurred on settlement of the Old Notes reflecting the excess of the cost of settlement over the net carrying value of the Old Notes at the date of settlement. Interest on the New Notes is payable semi-annually. The New Notes are redeemable at the Company's option on or after August 1, 2005 at specified redemption prices plus accrued interest.

8. Share capital:

(a) Authorized: Unlimited number of common shares.

(b) Issued:

	Number of common shares	Assigned value
Issued, December 31, 1999	25,915,564	$ 64,752
Issued for cash on exercise of options	198,800	321
Issued, December 31, 2000	26,114,364	65,073
Issued for cash on exercise of options	295,600	505
Issued, December 31, 2001	26,409,964	65,578
Issued for cash on exercise of options	113,500	209
Repurchased	(879,500)	(1,988)
Settlement of share purchase loan	-	240
Issued, December 31, 2002	25,643,964	$ 64,039

During the year ended December 31, 2002, the Company repurchased 879,500 common shares for cash consideration of $2.3 million pursuant to a normal course issued bid. Of the purchase cost, $2.0 million has been allocated to reduce share capital and $0.3 million assigned to increase the deficit.

(c) Notes receivable:

Share capital is disclosed net of $135,000 (December 31, 2001 and 2000 - $375,000) of demand notes receivable that bear interest at 8% per annum and relate to the purchase of the Company's issued common shares by directors, officers or employees.

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

8. Share capital (continued):

(d) Stock options:

The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant.

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 1999	2,801,088	$ 6.57
Granted	1,255,000	7.73
Exercised	(198,800)	(2.65)
Forfeited	(385,000)	(14.00)
Outstanding, December 31, 2000	3,472,288	6.46
Granted	200,000	6.35
Exercised	(295,600)	(2.65)
Forfeited	(7,500)	(2.60)
Outstanding, December 31, 2001	3,369,188	6.59
Granted	40,000	3.00
Exercised	(113,500)	(2.88)
Forfeited	(402,500)	(12.22)
Outstanding, December 31, 2002	2,893,188	$ 6.14

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

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Options outstanding				Options exercisable	
Range of exercise prices (CDN$)	Number	Weighted average remaining term	Weighted average exercise price	Exercisable number	Weighted average exercise price
$2.60 - $3.00	672,100	6.47	$ 2.62	632,100	$ 2.60
$5.50 - $8.00	2,221,088	5.84	7.20	1,809,838	7.16
	2,893,188	5.99	$ 6.14	2,441,938	$ 5.98

ACETEX CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

8. Share capital (continued):

(e) Restrictions on dividends:

Covenants attached to the senior unsecured notes (note 7) restrict the Company's ability to make dividend or other cash capital distributions to an amount determined by reference to cumulative earnings (as defined) plus the proceeds from specified capital transactions.

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
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

10. Commitments and contingencies (continued):

(b) Operating costs (continued):

The Company has entered into long-term supply contracts to purchase methanol, carbon monoxide and oxygen for the Pardies plant, being three of the principal feedstocks of production. The Company has a fixed priced methanol supply contract under which it has agreed to purchase an amount of methanol, which currently represents approximately 50% of its annual requirements, at a price that is fixed for the duration of the contract. This contract will terminate in 2010 and is automatically renewable on an annual basis thereafter unless ninety days prior notice has been given. The Company purchases its remaining methanol requirements in the merchant market at European spot and contract prices. The Company purchases oxygen pursuant to a contract that expires May 7, 2006, under which the price of oxygen is indexed to the Company's cost of electricity. The Company purchases carbon monoxide pursuant to a contract that expires March 31, 2007, under which the price includes a fixed base amount and an additional variable cost based on usage. The aggregate minimum annual obligations under these contracts is approximately $20.5 million.

The Company currently purchases substantially all of its natural gas requirements, the other significant raw material feedstock, pursuant to a one year contract expiring on December 31, 2003.

The Company has entered into contracts for the shipping of its products to customers. These contracts are predominantly short-term in nature.

The Company has indirectly entered into a contract which extends to 2005 under which a third party has undertaken to produce and deliver to the Company 40,000 tonnes per year of vinyl acetate monomer ("VAM"). The Company supplies acetic acid which is tolled into vinyl acetate monomer at a price per tonne based on the third party's cost of production.

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
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

12. Economic dependence and concentration of credit risk:

Approximately 52% (2001 - 51%; 2000 - 56%) of the Company's sales are made to ten customers. The loss of a material amount of sales to any of these customers could have a material adverse effect on operations. As at December 31, 2002, approximately 48% (2001 - 45%) of the Company's accounts receivable were owing from these customers, thereby increasing the level of credit risk due to the concentration of the accounts receivable.

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

14. United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). Material issues that could give rise to measurement differences to these consolidated financial statements are as follows:

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
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

14. United States generally accepted accounting principles (continued):

(b) Stock-based compensation:

As described in note 8, the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123 (SFAS 123) requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. Although options are granted at exercise prices based on the market value of the Company's share at the date of Board approval, due to a requirement for shareholder approval in a prior year, for accounting purposes the grant date of certain options was at a subsequent date. Based on market and exercise prices at the date of shareholder approval, stock compensation expense of $275,000 (2001 - $308,000; 2000 - nil) has been recognized.

During the year ended December 31, 1999, the Company repriced certain outstanding options held by non-executive employees. Such options, to the extent they were still outstanding, were required to be accounted for as variable plan options with effect from July 1, 2000. In addition, during the year ended December 31, 2000 the Company cancelled certain options which resulted, for accounting purposes, in an effective repricing. The deemed replacement options issued are also accounted for as variable plan options with effect from the later of date of cancellation and their grant date for accounting purposes. Under variable plan accounting, compensation expense is recorded to the extent that the market price of the Company's shares exceeds the price at the measurement date until such options are exercised, cancelled or forfeited. Based on market prices at the relevant dates, no variable plan stock compensation expense is required to have been recorded to December 31, 2002.

(c) Financial instruments and derivatives:

The Company accounts for financial instruments, other than derivatives, at cost less allowances for impairment.

Commencing January 1, 2001, the Company has recognized derivative instruments on the consolidated balance sheet at their fair value. On the date a derivative contract is entered into, the Company either designates the derivative as a hedge of the fair value, cash flows or foreign currency risks of an underlying transaction or balance, as appropriate in the circumstances, or accounts for the derivative as a speculative instrument. Where the derivative is to be accounted for as a hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. The Company will also formally assess, both at the hedge's inception and on an ongoing basis, where the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

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

(e) Comprehensive income:

Under US GAAP, the Company is required to report and display comprehensive earnings (loss) which includes both net earnings and other gains and losses affecting shareholders' equity that are excluded from net earnings (loss). The only components of comprehensive earnings (loss) are the net earnings (loss) for the year, the foreign currency translation component of shareholders' equity and the transition adjustment and reduction. This information is presented below. Accumulated other comprehensive loss at December 31, 2002 and 2001 equals the cumulative translation adjustment account balance as reported in the consolidated balance sheet prepared in accordance with Canadian GAAP.

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
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2002, 2001 and 2000

14. United States generally accepted accounting principles (continued):

(g) Recent accounting pronouncements:

(*i*) Statement of Financial Accounting Standards No. 143

SFAS No. 143, "*Accounting for Asset Retirement Obligations*" provides accounting requirements for retirement obligations associated with tangible long-lived assets for which the legal obligation to settle is a result of an existing legal obligation, including those obligations to settle due to an existing or enacted law, written or oral contract, or by legal construction under the doctrine of promissory estoppel. Such an obligation would be recognized in the period in which it meets the definition of a liability, and on initial recognition, the liability would be measured at fair value. SFAS 143 requires the recognition of changes in the liability resulting from the (1) passage of time and (2) revisions in cash flow estimates. In addition, SFAS 143 includes certain disclosure requirements. For the Company, SFAS 143 is effective in fiscal 2003.

(*ii*) Statement of Financial Accounting Standards No. 146:

SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*" addresses the financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. SFAS No. 146 is effective for exit and disposal activities initiated after December 31,2002.

(*iii*) Statement of Financial Interpretation No. 45:

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 further requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur, initially at the guarantee's fair value. The recognition of the liability is required regardless of the probability that payments will be required.

The Company has not determined the implications on adoption of SFAS 143. SFAS 146 will not have any financial statement impact on adoption. In preparing the consolidated financial statements, the Company has considered the disclosure requirements of FIN 45.

#