Form 40-F
period 2003-03-31
ACETEX CORP
filed 2004-03-30
CIK 1002929

                                    FORM 40-F

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

/ /   REGISTRATION STATEMENT PURSUANT TO SECTION 12
      OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

/X/   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003     Commission File number _________

                               ACETEX CORPORATION
             (Exact name of Registrant as specified in its charter)

           Alberta                                1311                         not applicable
----------------------------           ----------------------------        ---------------------
(Province or other jurisdiction        (Primary Standard Industrial        (I.R.S. Employer
of incorporation or organization)      Classification Code Number)         Identification Number)

                             750 WORLD TRADE CENTRE
                                999 CANADA PLACE
                                  VANCOUVER, BC
                                 CANADA V6C 3E1
                                 (604) 688-9600
                --------------------------------------------------
                  (Address and telephone number of Registrant's
                          principal executive offices)

                              CT CORPORATION SYSTEM
                                  1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                     U.S.A.
                                 (212) 247-2882
                --------------------------------------------------
                     (Name, address (including zip code) and
                     telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:             NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:             NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  US $265 MILLION  PRINCIPAL AMOUNT
                                                                                            OF 10 7/8% SENIOR NOTES DUE 2009

For annual reports, indicate by check mark the information filed with this Form:

      /X/  Annual information form    /X/  Audited annual financial statements

The number of shares outstanding of the Registrant's common shares as of December 31, 2003 was 33,901,438.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the SECURITIES EXCHANGE ACT OF 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES   / /                  82 - __________         NO     /X/

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES   /X/                                          NO     / /

Disclosure Controls and Procedures

As of March 29, 2004, the Company's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2003. Additionally, there has been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2003, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                  EXHIBIT LIST

                                                                                  Form 40-F
                                                                                  sequenced
                                                                                   Page No.
                                                                                  ---------
1.   Certificates of Chief Executive Officer and Chief Financial Officer              4

2.   Annual information form dated March 29, 2004 for the year ended December         6
     31, 2003

3.   Annual comparative consolidated financial statements for the years ended    After Page 74
     December 31, 2003, 2002 and 2001, together with the auditor's report thereon

4.   Supplemental information and reconciliation with United States generally    After Page 74
     accepted accounting principles and auditors report thereon

5.   Consent of KPMG LLP                                                         After Page 74

6.   Consent of Nexant CHEMSYSTEMS                                               After Page 74

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

                                                Registrant:

                                                ACETEX CORPORATION


                                       By:      "Donald K. Miller"
                                               ----------------------------
                                       Name:    Donald K. Miller

                                       Title:   Chief Financial Officer


                                       Date:    March 29, 2004

                                    * * * * *