Form 40-F
period 2004-12-31
ACETEX CORP
filed 2005-03-31
CIK 1002929

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                  -------------------------------------------

                             Commission File number
                             ----------------------

                               ACETEX CORPORATION
             (Exact name of Registrant as specified in its charter)


         Alberta                                 1311                      not applicable
---------------------------------     ----------------------------     ----------------------
 (Province or other jurisdiction      (Primary Standard Industrial        (I.R.S. Employer
of incorporation or organization)      Classification Code Number)      Identification Number)


                             750 WORLD TRADE CENTRE
                                999 CANADA PLACE
                                  VANCOUVER, BC
                                 CANADA V6C 3E1
                                 (604) 688-9600
                  ---------------------------------------------
                  (Address and telephone number of Registrant's
                          principal executive offices)


                              CT CORPORATION SYSTEM
                                  1633 BROADWAY
                            NEW YORK, NEW YORK 10019
                                     U.S.A.
                                 (212) 247-2882
                   ------------------------------------------
                     (Name, address (including zip code) and
                     telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to
Section 12(b) of the Act:                                    NONE
-------------------------------------------------------------------------------

Securities registered or to be registered pursuant to
Section 12(g) of the Act:                                    NONE
-------------------------------------------------------------------------------

Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:                 US $265 MILLION PRINCIPAL
                                        AMOUNT OF 10 7/8% SENIOR NOTES DUE 2009
-------------------------------------------------------------------------------

For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form        [X] Audited annual financial statements

The number of shares outstanding of the Registrant's common shares as of December 31, 2004 was 34,414,319.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the SECURITIES EXCHANGE ACT OF 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes                        82 -                      No       X
-----------------------------------------------------------------------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes               X                                  No
--------------------------------------------------------------------------------

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.   ANNUAL INFORMATION FORM

For our Annual Information Form for the fiscal year ended December 31, 2004, see
Exhibit 1 of this Annual Report on Form 40-F.

B.   AUDITED ANNUAL FINANCIAL STATEMENTS

For our Consolidated Financial Statements for the fiscal year ended December 31, 2004, including the report of independent chartered accountants with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 of the Notes to the Consolidated Financial Statements.

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

For Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.   DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F (the "evaluation date"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the evaluation date, the design and operation of the Registrant's disclosure controls and procedures were effective in ensuring that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

B.   CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes to the Registrant's internal control over financial reporting or in other factors that could significantly affect internal control over financial reporting subsequent to the evaluation date.


AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors (the "Board") of Acetex Corporation has determined that Mr. John Garcia is an audit committee financial expert (as defined in paragraph 8(b) of General Instruction B to Form 40-F). Mr. Garcia is an independent member of the Board.

CODE OF ETHICS

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer and controller. The code of ethics has been posted on the Registrant's website at www.acetex.com. Since the adoption of the code of ethics, there have not been any amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics. The Registrant will post on its website any amendment to, or waiver of, a provision of its code of ethics which requires disclosure within five business days following the date of any such amendment or waiver.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The following sets forth the aggregate fees billed for each of the two past fiscal years for professional fees to the principal accountants of the Registrant for the audit of the annual financial statements or for services normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. All dollar amounts herein are Canadian dollars.

         Fiscal year ended December 31, 2003     $562,000

         Fiscal year ended December 31, 2004     $432,000

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2003     $182,000

         Fiscal year ended December 31, 2004     $149,000

The services related to the April 2004 private placement and guidance with respect to the Sarbanes-Oxley Act.

TAX FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2003     $1,000

         Fiscal year ended December 31, 2004     $85,000

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant not described above:

         Fiscal year ended December 31, 2003     $NIL

         Fiscal year ended December 31, 2004     $NIL

AUDIT COMMITTEE APPROVAL

The Registrant's audit committee pre-approves every engagement by the Registrant of KPMG LLP to render audit or non-audit services. All of the services described above were approved by the audit committee.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004, which is filed as
Exhibit 3 to this Annual Report on Form 40-F.

SIGNIFICANT ACCOUNTING ESTIMATES AND POLICIES

See the Registrant's Management's Discussion and Analysis and Results of Operations for the fiscal year ended December 31, 2004, which is filed as
Exhibit 3 to this Annual Report on Form 40-F.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the Commission in December, 2003.

Any change to the name and address of the agent for service for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       ACETEX CORPORATION
                                       (the Registrant)


                                   By: "Brooke N. Wade"
                                       ----------------------------------------
                                       Brooke N. Wade
                                       Chairman and Chief Executive Officer

                                       Date: March 29, 2005

                                  EXHIBIT LIST

                                                                                Form 40-F
                                                                                sequenced
                                                                                Page No.
                                                                                ----------
99.1 Annual Information Form for the fiscal year ended December 31, 2004.              7

99.2 Consolidated Financial Statements for the fiscal year ended December 31,         53
     2004 (the consolidating schedules to the Consolidated Financial
     Statements relates to the United States Generally Accepted Accounting
     Principles (U.S. GAAP)).

99.3 Management's Discussion and Analysis and Results of Operations for the           84
     fiscal year ended December 31, 2004.

99.4 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or          100
     15d-14 of the Securities Exchange Act of 1934.

99.5 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or          101
     15d-14 of the Securities Exchange Act of 1934.

99.6 Certifications of Chief Executive Officer pursuant to Rule 13(a)-14(b) and      102
     Section 1350 of Chapter 63 of Title 18 of the United States Code (18
     U.S.C. 1350).

99.7 Certifications of Chief Financial Officer pursuant to Rule 13(a)-14(b) and      103
     Section 1350 of Chapter 63 of Title 18 of the United States Code (18
     U.S.C. 1350).

99.8 Consent of KPMG LLP to the inclusion of the Auditor's Report dated              104
     January 28, 2005 on the financial statements of the Registrant.

99.9 Consent of Nexant CHEMSYSTEMS                                                   105